Exhibit 99.5

2008	Nevada Geothermal Power Inc

A Natural Source of Clean Power

Nevada Geothermal Power (NGP) is an emerging renewable energy developer focused on producing clean renewable geothermal electric power from high temperature geothermal resources and continues to grow and evolve from its inception as an exploration company.

Today, NGP is poised to become a major player in the geothermal sector of the clean energy world through exploration, development and construction of its first geothermal power plant that is targeted to be online with power generation at the end of 2009. And today is…

2008 Annual Report	01

02	The Clean Energy Revolution
06	Powering a Green Future
08	Message to Shareholders
10	On the Road to Revenue, Property Progression
17	Management’s Discussion and Analysis
36	Consolidated Financial Statements
BC Corporate Information

02	Nevada Geothermal Power Inc

The Clean Energy Revolution

2008 Annual Report	03

Geothermal isn’t a new idea, it has been around since 1904; the Larderello Italy geothermal field is still alive and productive and is one of the best examples of renewability and sustainability. Geothermal is experiencing a resurgence as a vital clean energy source with improved technology, new construction, and renewed investor interest.

The next wave of the clean energy revolution is NOW upon us, with Google investing us$100 million into clean energy. Could geothermal be the next “killer application” of the energy world, as Google predicts?

In the US, Nevada has the second largest geothermal potential, which could provide 60% of the State’s electricity, short term by 2015, 1,500 megawatts (MW) and long-term by 2025, 2900 MW. This geothermal revolution could meet the energy needs of almost 2 million homes in Nevada.

04	Nevada Geothermal Power Inc

How Geothermal Works

Production wells are	Natural hot water is	The steam drives the	Water is re-injected
typically drilled 4,000 to	brought to the surface	turbines to generate	to the reservoir to
8,000 ft (1.2–2.4 km)	and flashed to steam	pure electricity	refill and recharge

Benefits of Geothermal

Geothermal is an	Geothermal power	Geothermal energy	A clean, sustainable
economically-viable	plants provide	relies on proven	energy that is not
source of energy that	reliable base load	technology with a	effected by volatile
is readily available	electricity; 24/7/365	long operating life	fuel costs

CAUTIONARY STATEMENT Some of the statements in this Annual Report are forward-looking statements, such as expected trends in energy prices and statements that describe Nevada Geothermal Power Inc.’s future plans, objectives or goals. Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in the price of oil, gas and electricity, tax treatment and technological and operational hazards in Nevada Geothermal Power’s exploration and development activities, uncertainties inherent in the resource development, in the timing and availability of financing, governmental and other approvals, and other risk factors listed from time to time by Nevada Geothermal Power Inc.

2008 Annual Report	05

The four projects could have a cumulative generation capacity of over 200 MW or enough clean energy to meet the annual demand of 200,000 homes.

Corridor of Heat

Three of NGP’s four projects are situated in Northwestern Nevada; an area the company has dubbed the “Corridor of Heat.” This corridor represents the greatest potential for geothermal development in Nevada and is showing great potential for untapped clean geothermal power development in the United States. NGP’s fourth project is located in Oregon and is considered one of the State’s top sites for geothermal development.

06	Nevada Geothermal Power Inc

Powering a Green Future

2008 Annual Report	07

Today there is over 9 gigawatts (GW) of geothermal energy installed within 24 countries worldwide. This is projected to increase to 11 GW by 2010. The United States is one of the key countries in increasing geothermal growth and continues to be the global leader with about 3,000 MW installed or 30 percent of the the world’s total generation capacity.

In 2008, Nevada has over 16 power plants, with a nameplate capacity of about 318 MW of geothermal power. By December 31, 2009, NGP’s Blue Mountain project is projected to be part of this power supply. Geothermal is not the future; geothermal is NOW.

08	Nevada Geothermal Power Inc

Message to Shareholders

Blue Mountain’s first geothermal power plant is now financed through to production and will achieve significant cash flow.

I am very pleased to report NGP’s significant progress and accomplishments over this past year. NGP is a recognized leader in geothermal development. In 2007/2008, NGP embarked on a major power development program and commenced construction of the 49.5 MW Blue Mountain ‘Faulkner 1’ geothermal power plant. The project is now financed through to production and will achieve significant cash flow starting in late 2009.

Our focus over the next year will be to successfully complete the Faulkner 1 project and to optimize project economics to maximize long-term shareholder value. We will also advance our pipeline of existing development projects and assess opportunities to acquire new advanced stage energy projects.

As the Clean Energy Revolution continues through these more challenging economic times, politicians understand the need to have a viable clean energy program. With the recent extension of the production tax credits on the first ten years of geothermal power output; and with Renewable Portfolio Standards in place today, significant investment in geothermal energy will continue. Geothermal power remains the lowest cost alternative energy option due to its proven and efficient technology, reliability and steady output.

NGP has built a solid foundation and long-term strategy for our stakeholders and shareholders with commitment, focus and hard work. Our senior management and development team, along with our Board of Directors, is made up of respected geothermal industry professionals with development, production and financial expertise. NGP has built strong relationships in the finance community, having raised over US$250 million over the past several years. We have established credibility with major industrial partners and power industry regulators that will ensure that we can achieve our ambitious plan. We are now on the Road to Revenue and are targeted to be a geothermal power producer by December 31, 2009.

In closing, I would like to acknowledge the hard work of our directors, senior management team and employees, all of whom have contributed to our accomplishments in 2008 and our continued success in 2009.

On behalf of the NGP’s Board of Directors, I would like to thank shareholders and our financial backers for their ongoing support.

Brian D. Fairbank, P. Eng.
President and CEO

2008 Annual Report	09

10	Nevada Geothermal Power Inc

On the Road to Revenue

2008 Annual Report	11

NGP is well positioned to succeed in the rapidly growing geothermal industry, with its Phase 1, Blue Mountain ‘Faulkner 1’ power project having achieved significant milestones over the last year: power purchase agreement in place, well field development nearing completion, engineering procurement contract for the power plant in place, permitting completed, project financing closed, and construction underway.

NGP is on the road to revenue NOW and the target is to be producing electricity by the end of December 2009. The geothermal power generation industry is set for rapid expansion as it is favoured for its clean, cost-competitive, and base-load attributes. NGP will be at the forefront with the continued development of its pipeline of geothermal projects.

12	Nevada Geothermal Power Inc

Blue Mountain

Significant Milestones

Over the last year, NGP has achieved significant milestones, demonstrating the Blue Mountain site’s potential to produce geothermal power. Development work on the property continues with well field completion, construction of the power plant, and construction of transmission line.

NGP has secured a 20-year Power Purchase Agreement for up to 35 MW gross of geothermal power at Blue Mountain with Nevada Power Company. However, a GeothermEx Inc. report confirmed sufficient heat in place to support the larger power plant ordered from Ormat Technologies Inc. (Ormat) of 49.5 MW gross. NGP is negotiating with the utility for sales of the reserve power to further enhance the Blue Mountain power project economics.

49.5 MW Power Facility

Ormat initiated off-shore fabrication of power plant components in March 2008 and due to NGP securing finances for the Blue Mountain ‘Faulkner 1’ power plant, a full notice to proceed was issued to Ormat in August. As of October 2008, manufacturing and construction on the power facility commenced and Ormat will continue fabrication through winter 2008/2009. Plant components will begin to arrive on-site at Blue Mountain in the spring and is expected to be completed by the end of 2009.

On the Road to Revenue

NGP has completed four high temperature geothermal production wells with an aggregate gross capacity of 40 MW. Two more production wells and four to six injection wells will be needed to complete the resource development. As well, civil work is underway at Blue Mountain with access road improvements and grading of the power plant site.

Foundations for the power plant, cooling towers and site buildings will be completed by the end of 2008. The plant is on schedule and expected to be completed on or before the end of 2009 putting NGP On the Road to Revenue.

2008 Annual Report	13

NGP has a 100% interest in the Blue Mountain geothermal project. The property covers 10,984 acres, located 21 mi (34 km) from the electrical transmission grid.

BLUE MOUNTAIN HIGHLIGHTS

  Phase 1, project capacity increased to 49.5 MW gross enough to electrify 40,000 plus homes

  Transmission route established, rights-of-way secured

  21 mile, 120 KV transmission line to be constructed by Wilson Utility Construction Company EPC contractor, fixed price, guaranteed completion

  All necessary permits in hand

  US $180 million project financing closed with TCW Asset Management

  Full notice to proceed to Ormat Technologies Inc. engineering procurement contract for a fixed price, guaranteed output, guaranteed completion of power plant by December 31, 2009

14	Nevada Geothermal Power Inc

  Pumpernickel Project

  PUMPERNICKEL HIGHLIGHTS

    SGP has issued 400,000 shares of stock and forwarded C$1 million to NGP

    Reservoir temperature estimates from 302°F (150°C) to 424°F (218°C)

    Significant gold mining and processing operations within a 75 mile radius of NGP’s Pumpernickel site could use up to 400 MW of power

    Estimated resource of 20 MW to 30 MW, enough to power 24,000 homes

  Positioned for Power

  NGP has 100% leasehold rights in the Pumpernickel geothermal property located in north-central Nevada, 20 mi (30 km) east of Winnemucca. The site covers 10.34 mi2 (26.79 km2) of land and has the ability to interconnect at three points of the local transmission grid.

  Sierra Geothermal Power Corp. (SGP), a TSX Venture listed company, has an option to earn a 50% joint venture interest in the Pumpernickel geothermal land under lease to NGP. Under this option, SGP is required to make cash payments and to issue common shares to NGP as well as to undertake C$5 million in project expenditures by the end of 2008.

  Possible Power for 24,000 Homes

  Through gravity and seismic surveys, initial thermal gradient drilling, and third party testing, the Pumpernickel project has been indicated as a geothermal reservoir with an estimated resource of at least 20 MW to 30 MW.

  Future exploration plans include, a full size production test well, transmission studies and feasibility studies. Upon successful completion of these tests, NGP will work towards securing a power purchase agreement.

2008 Annual Report	15

  Crump Geyser Project

  Hot Spring Systems

  NGP has geothermal leases over the 11.25 mi2 (29 km2) that encompasses the “Crump Geyser” an extensive hot spring system. Located in Warner Valley, southern Oregon, the geothermal site is situated 0.2mi (0.35 km) from a power line connection to the regional power grid and a transformer substation.

  The leases for the Crump Geyser property are on private land and NGP has free access on the surface for exploration as well as development for the plant site, production well field, pipelines, and transmission line rights-of-way. Giving access to the California power market.

  Confirmed Temperatures

  Over the past few years, NGP has conducted field studies and surveys in order to plan for its drilling program. Geothermometry confirmed temperatures upwards of 302°F (150°C) from geothermal spring samples of the region.

  In 2009 and beyond, NGP intends to continue exploration surveys to advance the Crump Geyser project through reservoir drilling, testing and project feasibility studies to confirm the presence of a commercially productive geothermal reservoir.

  CRUMP GEYSER HIGHLIGHTS

    The Renewable Northwest Project considers the area one of the most promising geothermal areas in the Pacific Northwest

    In the 1950’s, a well on the site erupted sending a continuous column of steam and hot water 147 ft (45 m) in the air

    An independent review by GeothermEx, Inc., California Energy Commission Report 2005, estimated a potential resource of 40 MW to a most likely 60 MW

    Access to California power market

16	Nevada Geothermal Power Inc

  Black Warrior Project

  BLACK WARRIOR HIGHLIGHTS

  • The project is located within a prolific power producing region of Nevada

  • Commercial resource temperatures may occur within 3000 ft (1000 m) of the surface

  • Estimated resource of 37 MW, 90% probability, GeothermEx Inc. California Energy Commission Report, 2005

  Field investigations and surveys have been conducted and in 2009, NGP plans to continue exploration surveys to further define the resource and develop plans for drilling.

  Potential Power

  NGP has leaseholds for surface and water rights in the Black Warrior project located south and east of Black Warrior peak. The property covers 10 mi2 (26 km2) of land and interconnects with four separate power transmission lines crossing the region.

  The leases are on private land and are subject to a 3.5% royalty on gross revenue from electricity sales; however, the royalty can be purchased for US$1 million.

  Prolific Power Producing Region

  At the Black Warrior project, potential for the discovery of a geothermal reservoir suitable for electric power generation is indicated. Deepest test hole recorded a temperature of 262°F (128°C) at 1810 ft (552 m) - with temperatures still increasing at the bottom of the hole. Gradients greater than 200°C / km have been recorded throughout the leased area.

2008 Annual Report	17

Management’s Discussion and Analysis For the Year Ended June 30, 2008	Consolidated Financial Statements June 30, 2008 and 2007

18	Nevada Geothermal Power Inc

  Management’s Discussion and Analysis
  For the Year Ended June 30, 2008

  Effective Date

  This Management Discussion and Analysis (“MD&A”) is an overview of the activities of Nevada Geothermal Power Inc. (“the Company”) for the year ended June 30, 2008 and incorporates certain information from the prior two fiscal years. In order to better understand the MD&A, it should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended June 30, 2008. These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”). All dollar amounts referred to in this MD&A are expressed in Canadian dollars except where indicated otherwise. The effective date of this Management Discussion and Analysis is October 10, 2008. This MD&A contains statements that constitute forward-looking statements and other cautionary notices (Refer to “Forward Looking Statements and Estimates” on page 11).

  Description of Business

  The Company is evaluating and developing geothermal power projects, principally in Nevada and Oregon. Geothermal electricity is generated by conventional turbines, driven by hot, high pressure water and steam from underground geothermal reservoirs. Cool geothermal water is re-injected into the reservoir where it is reheated to be used again in a continuous cycle. The result is clean, renewable, sustainable electric power.

  Geothermal power plants use proven technology to produce base load power for growing utilities, particularly those located in States, such as Nevada and Oregon, with Renewable Portfolio Standards (“RPS”) that are requiring generation from renewable resources. The Company’s view is that demand is strong and growing from both utility and private customers, and that the value of electricity and environmental credits will increase in the future. Among sources of renewable power, geothermal is particularly attractive since it provides steady base load electricity that is not dependent upon the weather.

  The business offers a combination of low customer, price and construction risk, as a result of public utility commitments to long term power purchase contracts and, as long as they are available, fixed price engineering, procurement and construction (“EPC”) agreements. Operating risk is reduced by proven technology and annual operating costs that are modest relative to capital costs. Among the major risks are access to and the cost of capital for large investments in exploration, development and construction that are not completely predictable. The Company and/or its wholly owned US subsidiary, Nevada Geothermal Power Company (“NGPC”), holds leases on four properties: Blue Mountain, Pumpernickel and Black Warrior, all located in Nevada, and Crump Geyser located in Oregon.

  Overall Performance

  The Company’s short term strategy is the development of its Blue Mountain property, establishing revenue and earnings as well as organizational capabilities as rapidly as possible. The Company has signed a Power Purchase Agreement with Nevada Power Company for the sale of up to 35 MW of power, contracted with Ormat Nevada Inc. (“Ormat” - NYSE: ORA) to build a 49.5 (gross) MW power plant (40 (net) MW), contracted with Sierra Pacific Power Company (“SPPC”) for a 75 MW interconnection to the grid, and is executing a drilling program to develop the required geothermal resource.

  During the year ended June 30, 2008, a third party geothermal consulting company increased its estimate of the Company’s resource at Blue Mountain by one third, to 40 (net) MW (90% probability), consistent with the size of the power plant under construction by Ormat. The Company is negotiating the terms for selling the additional power from the power plant under construction.

  During the year, the Company secured bridge financing of US$20 million plus US$15 million letters of credit from Glitnir banki hf (“Glitnir”), and raised $15 million in a private placement ($10 million bought deal and $5 million oversubscribed) with Dundee Securities Corporation. These funds were used primarily to: complete five wells in the Company’s drilling program, support preliminary EPC work by Ormat, complete permitting, negotiate the Large Generator Interconnect Agreement (“LGIA”) with SPPC, and negotiate easements for the transmission line connecting Blue Mountain power to the SPPC transmission line.

2008 Annual Report	19

  The five wells completed during the year ranged in depth from 2370 to 5706 feet. A third party consulting firm estimates two of the wells will each produce 7.5 (net) MW power. A third well will produce 5.5 (net) MW power (unassisted) or, if pumped like the other wells, approximately 7.5 (net) MW. This third well could also be used as an injection well. The remaining two wells are not currently commercial, but may be reworked by drilling deeper or sidetracking. Combined with the production well drilled during 2006, which will produce 7 (net) MW, the geological field work to date has proven between 27.5 (net) MW and 29.5 (net) MW, or approximately 70% -75% of the power required for the contracted power plant.

  During December 2007, the Company received approval from the United States Department of the Interior, Bureau of Land Management, for its Operation and Utilization Plan. Based upon the Finding of No Significant Impact (“FONSI”), the Company proceeded with its geothermal development. During February 2008, the Company and Ormat signed a US$20 million Limited Notice to Proceed (“LNTP”) under a fixed price, date certain, guaranteed performance EPC contract, concluded March 28, 2008. The LNTP was initially supported by an irrevocable US$10 million letter of credit.

  During April, the Company began working with a bank group led by Morgan Stanley and Glitnir to syndicate a construction loan, and provide a Full Notice to Proceed (“FNTP”) to Ormat. During May, 2008 the Company sold 15 million shares at Cdn $1 per share to enable it to meet its commitment to financing 20% of the equity for the larger than initially planned plant, committed to a second LNTP increasing the scope of work to US$26.3 million and negotiated an increase in the size of the LNTP letter of credit from Glitnir to US$15 million.

  At the end of June, as a result of changing financial market conditions, it was clear that lenders would require more time to assess the construction loan. As a result, the Company could not enter into the anticipated FNTP with Ormat and instead committed to a third LNTP, increasing the EPC work commitment to US$29.3 million and extending the term of LNTP work to July 31, 2008. A fourth LNTP commitment extended the LNTP term to August 31, 2008 and increased the Company’s commitment to US$32.3 million. Ormat remained committed to the fixed price, the December 31, 2009 scheduled completion date (date certain) and all performance guarantees.

  On August 29, 2008 the Company closed a financing with Trust Company of the West (“TCW”), a major New York based investment management firm, for up to US$180 million. Concurrently, the Company issued the FNTP to Ormat, repaid the Glitnir bridge loan, and provided cash collateral for both the US$15 million Ormat letter of credit and a US$1.37 million Sierra Pacific letter of credit.

  Geothermal Property Interests

  As at June 30, 2008, the Company’s geothermal property interests comprised the following:

  1) Blue Mountain Geothermal Project –Humboldt County, Nevada

  The property is located about 32 km (22 miles) west of the town of Winnemucca. The Company has leased the geothermal mineral interest in 17 land sections covering 4,445 hectares (10,984 acres) from the Bureau of Land Management (“BLM”), Burlington Northern Santa Fe (“BNSF”), Nevada Land and Resource Company (“NLRC”), Crawford and DeLong Ranch, and RLF Nevada Properties. The Company holds a 100% geothermal mineral interest and is entitled to explore, develop, and produce any geothermal resources located on the properties. At the property, a shallow thermal anomaly covers 10 km² (4 mi²). Five drill pads were completed in August 2006. The first production well, 26A-14, was completed in September 2006 to a total depth of 858 m (2815 ft). A third party geothermal consulting company determined that data from flow-test results are indicative of a prolific well, with the potential to produce 7 (net) MW of power. A December 11, 2006 a temperature survey from 26A-14 recorded a maximum temperature of 192°C (378°F).

  Drilling on a second production well, 38-14, was divided into two stages due to mechanical difficulties with the drilling rig and was completed by July 7, 2007 to a total depth of 1653m (5426 ft). The well intersected a flow of hydrothermal fluid that flashed at 110°C (230°F) at depth of 121m (397 ft).

20	Nevada Geothermal Power Inc

  Management’s Discussion and Analysis
  For the Year Ended June 30, 2008

  Temperature logs recorded temperatures as high as 170°C (339°F) at 813m (2667 ft) with a reversal down to 154°C (309°F) at the bottom of the well. Well 38-14 is not a commercial producer and has not been flow tested.

  A third production well, 23-14, was completed September 17, 2007 to a total depth of 1041m (3415 ft). At 1036m (3400 ft), a temperature of 190°C (374°F) was recorded. A third party geothermal consulting company determined that data from flow-test results are indicative of another prolific well, with the potential to produce 7.5 (net) MW of power.

  A fourth production well, 25-14, was completed January 14, 2008 to a total depth of 722m (2370 ft). Flow testing encountered temperatures of 192°C (378°F). A third party geothermal consulting company determined that data from flow-test results are indicative of a third prolific well, with the potential to produce 7.5 (net) MW of power.

  A fifth well, 44-14, was completed at the end of February and, pending further work, is not commercial. The Company plans to drill the well deeper some time during 2009. A sixth step out well, 58-15, was completed May 8, 2008 and although it can be used as an injection well, the current plan is to complete it as a production well. Production and injection tests indicate the highest temperatures yet at Blue Mountain. Temperatures of 213°C (415°F) were measured and subsequent flow testing by a third party consulting firm confirmed the well will produce 5.5 (net) MW unassisted. The Company is working with pump suppliers and it is possible the well will produce 7.5 (net) MW, if pumped.

  In early 2006, the Company applied for an interconnection to the SPPC 120kV transmission line near Mill City. Subsequent facility and transmission line impact studies by SPPC confirmed suitability and identified costs. An interconnection System Impact Study facilitated the selection of a route for a transmission line. A cultural resource survey was completed in April 2007 and no artifacts were found. The selected right-of-way (“ROW”) is 34 km (21 miles) long and located on gently rolling undeveloped desert terrain. The Company and SPPC executed a LGIA in November 2007 for up to 75 MW power. Rights-of-way are fully contracted at the time of this report and the Company has entered into an approximately US$4.5 million transmission line contract with Wilson Utility Construction Co.

  An Environmental Assessment (“EA”) was completed December 17, 2007, and the finding of no significant impact (“FONSI”) facilitated approval of the Company’s Operations Plan and Plan of Utilization by the United States Department of the Interior Bureau of Land Management. A limited Utility Environmental Protection Act (“UEPA”) permit was approved during July and the full permitting or equivalent is expected to be completed by Ormat when engineering design is more complete: the CAPP (Chemical Accident Prevention Program) permit and Air Quality permit applications both require detailed engineering design with application.

  Ormat began designing the power plant and ordering long lead time equipment during the first quarter of calendar 2008. The EPC work, along with parts fabrication continued during the second quarter, supported by a second LNTP, and an increase in the size of the supporting letter of credit by US$5 million, to US$15 million, issued May 1, 2008.

  Following the year end, the Company issued two further LNTP, increasing the project commitment to US$32.3 million, prior to issuing a FNTP August 29, 2008. The FNTP was issued simultaneously with closing a financing facility with Trust Company of the West (“TCW”), a major US investment management firm, for up to US$180 million.

  On October 3, 2008 the US federal government extended production tax credits for geothermal projects until the end of 2010, favourably affecting the projected economics of the Company’s project at Blue Mountain, Nevada.

  2) Pumpernickel Geothermal Project –Humboldt County, Nevada

  The Company has private and federal geothermal leases comprising a total holding of 2,680 hectares (6,622 acres). The leases include 1,275 hectares (3,151 acres) of land located approximately 16 km (10 miles) from Newmont’s Lone Tree Mine and leased under an agreement with Newmont USA Ltd. On April 26, 2006, the Company entered into an agreement with Ormat whereby Ormat would transfer BLM Lease #074855 (1,405 hectares or 3,472 acres) to the Company and provide preferred equipment pricing, for a one time cost of US$15,000 and a right of first refusal for the Pumpernickel power plant equipment. The lease is encumbered by an overriding (0.5%) royalty interest with Ehni Enterprises Inc. The Company was subsequently granted two outstanding BLM leases, adding another four sections of federal land.

2008 Annual Report	21

  A maximum temperature of 135°C (275°F) was recorded on bottom in a well drilled by Magma Power Company in 1974 to 919 m (3071 ft). Four thermal gradient holes drilled in September 2005, defined temperature gradients between 75-200°C/km. Geothermal water samples obtained from drilling and hot springs, analyzed by Thermochem Labs, indicate geothermometry of up to 220°C (428°F).

  A third party geothermal consulting company completed a deep slim well design in March 2007. A seismic survey, completed in the 4th quarter of fiscal 2007, was analyzed in conjunction with the prior data and it highlighted target drilling areas.

  In September 2007, a third party consultant prepared a report regarding structural geological analysis of seismic reflection data in Pumpernickel Valley that may indicate permeable pathways for up-flowing geothermal fluids. It also helps identify potential drilling targets for geothermal exploration. Gas sampling and a thorough review of geochemical and geological data, coupled with a new gravity-seismic interpretation of structural targets, resulted in a better understanding of the reservoir and helped confirm a deep exploration well target.

  Three additional thermal gradient wells were completed between March 30 and April 8, 2008. Two of these wells revealed temperature gradients slightly higher than 100°C/ km. The third was the highest and this new information helped confirm a deep exploration well target. An additional study to evaluate the distribution of shallow ground temperatures is planned for September, 2008.

  Three exploratory water supply boreholes drilled to approximately 140 feet, and a subsequent fourth borehole to 280 feet successfully identified a low total dissolved solids (TDS) groundwater source suitable for use in cooling towers, and for exploration drilling support. Four permanent water well locations have been identified.

  Sierra Geothermal Power Corp., a TSX Venture listed company (“SRA”) (formerly Inovision Solutions Inc.), has an option to earn a 50-per-cent joint venture interest in the Pumpernickel geothermal land under lease to NGP. Under this option, Sierra Geothermal is required to make certain cash payments and to issue common shares to the Company as well as to undertake $5-million in project expenditures over a 5 year period that began December 15, 2004. During December 2007, the Agreement was amended to facilitate exploratory drilling by December 15, 2008, following thermal gradient drilling. As a result, assuming SRA funds the estimated exploratory drilling costs, it is anticipated they will earn 50% joint venture interest one year earlier than originally contemplated and the Pumpernickel development will advance one year faster than the original plan. The thermal gradient work is complete and confirmed previous drilling targets.

  A deep exploratory well is planned prior to year end 2008.

  3) Black Warrior Project – Washoe and Churchill Counties, Nevada

  The Company has a total of 2,539 hectares (6,273 acres) of both private land and federal lands including water and surface rights. The private leases are subject to a 3.5% royalty on gross revenue from electricity sales, and the Company has an option to purchase the royalty interest for US$1 million. A gravity survey was conducted July 14, 2007 through July 25, 2007.

  Field reconnaissance and data reviews between April and August, 2008, resulted in a refined thermal anomaly contour map, that helped identify the target location for an exploration well designed to assess deep resource temperatures, fluid characteristics and geothermometry. As of August, 2008, a well pad has been graded and minor improvements to a short section of road have been completed. Future plans include further improvements to access roads and investigation of additional surface exploration methods, including geophysical procedures, a study to assess very shallow ground temperature distributions and further geological mapping.

22	Nevada Geothermal Power Inc

  Management’s Discussion and Analysis
  For the Year Ended June 30, 2008

  4) Crump Geyser Project – Lake County, Oregon

  The Crump Geyser project is 48 km (30 mi) east of Lakeview, Oregon. In August 2005, the Company acquired leases at Crump Geyser, totaling 2,916 hectares (7,205 acres) of private land. The private leases are subject to a 3.5% royalty of gross revenues from the sale or use of electricity.

  In 1959, a 512m (1,680 ft) well drilled by Magma Power Company, spontaneously erupted a few days after it was abandoned. The well flowed boiling water into the air continuously for six months and then reverted to irregular eruptions. Although the geyser is currently plugged, boiling water still rumbles at depth and bubbles to the surface.

  A three point Schlumberger resistivity survey performed in January 2006 showed a strong anomaly (highly conductive area) that appeared to be approximately 6 km2 (2 mi2).

  A third party geothermal consulting company reported a 20 year lifecycle for a 40MW (90% probability) geothermal resource, a most likely (model) of 60MW, and a deep reservoir temperature of 150°C ± 10°C (300°F ± 15°F), based on the results to date. A geochemist with Thermochem Labs was retained to evaluate the geothermometry and subsequently confirmed the reservoir temperature.

  During May through August, 2008 a review of geochemical and thermal data, new structural mapping, and field reconnaissance identified targets for subsurface exploration: 1) shallow push-core holes, 2) shallow thermal gradient wells, and 3) several intermediate depth exploratory wells. Well designs, drilling programs and drilling permit applications are in progress and will be submitted to the Oregon Department of Geology and Mineral Industries in the fall. In August 2008, a third party consultant completed a comprehensive report covering permitting issues pertaining to leases, exploration, and power plant development in Oregon.

  Financial Summary

  During the year ended June 30, 2008, the Company continued developing its Blue Mountain, Nevada property by drilling and completing wells 38-14, 23-14, 25-14, 44-14 and 58-15. In addition, the Company completed all permitting that could be completed prior to detailed engineering design, negotiated all rights-of-way for its planned transmission line and began engineering, procurement and construction of a 49.5 (gross) MW power generation plant by authorizing US$26.3 Million work under an LNTP with Ormat. The Company used funds available from the US$20 million Glitnir bridge loan supported by an irrevocable US$15 million letter of credit, and $15 million equity funds raised during May, 2008. Given the growing pace of drilling activity and EPC work, combined with negotiation of rights-of-way and permitting, the Company’s expenses and net loss grew to $3,460,709 or $0.04 per share compared to a loss for the year ended June 30, 2007 of $2,874,979 ($0.05 per share). The net loss increase primarily results from an increase in operating expenses associated with increasing activity.

  Operating expenses increased with the size and scope of operations as the Company continued to invest in its Blue Mountain project. Engineering and project management work added to the increasing pace of permitting and drilling. Administration and consulting costs of $1,117,230 (2007 – $586,469) increased as the number of employees increased. Associated expenses also increased: office expenses $147,447 (2007 - $78,334) and rent and telephone costs $144,298 (2007 - $77,365) all increased. Convention and publishing costs as well as legal, investor relations, travel, transfer agent and regulatory fees of $957,653 (2007 – $653,044) also increased with the increasing activity, in part due to the additional financing requirements. A one time recruitment fee was paid when the Company purchased certain assets of Fairbank Engineering Ltd and hired the former employees.

  The foreign exchange loss results from application of the temporal method of foreign subsidiary exchange accounting, historic Cdn $ equity issues, US $ expenses & investment, and a stronger Canadian $ conversion rate compared to the conversion rate in effect at the time of the original investment, consistent with previous practice and GAAP. We note that there is no foreign exchange loss in our US $ denominated subsidiary.

2008 Annual Report	23

  Losses are offset by interest income $316,984 (2007 -$448,195) and payments associated with the Pumpernickel contract that exceeded the costs to date.

  Selected Annual Information

  The following selected financial information was obtained from the audited consolidated annual financial statements of the Company for fiscal years ended June 30, 2008, 2007 and 2006. These financial statements were audited by Morgan & Company, Chartered Accountants. The effect of applying the treasury stock method to the Company’s loss per share calculation is anti-dilutive. Therefore basic and diluted losses per share are equal for the years presented.

(Rounded to the nearest thousand dollars)
For the year ended June 30			2008	2007	2006

a)	Total Revenues	$	Nil	Nil	Nil
b)	(Loss) before discontinued operations and extraordinary items		$(3,461,000)	(2,875,000)	(1,605,000)
c)	Basic and diluted loss per share		$(0.04)	(0.05)	(0.04)
d)	Net (loss) for the year		$(3,461,000)	(2,875,000)	(1,605,000)
e)	Basic and diluted loss per share		$(0.04)	(0.05)	(0.04)
f)	Total assets		$82,933,000	39,819,000	25,825,000
g)	Total long-term financial liabilities		$22,366,00	424,000	Nil
h)	Cash dividends per share for each class of share	$	Nil	Nil	Nil

  The increasing losses and increasing net losses reflect higher expenses associated with the Company’s work on its Blue Mountain power plant project development. Similarly, the increases in total assets result from a combination of the deferral of exploration costs, the investment in capital assets and the increasing cash position that has resulted from successful financing activities. On a comparative basis, the Company has increased these activities as a direct function of the successful results of its exploration program and its increasing commitment to building the Blue Mountain power plant. During the 2006/7 fiscal years, the company raised approximately $33 million primarily to fund the continued exploration and the development of the Blue Mountain Geothermal Project in Nevada. During the 2008 fiscal year the Company raised approximately $50 million including US$ 15 million as letters of credit. Consequently, total assets have increased significantly when compared to prior year totals. Long term liabilities are estimated asset retirement obligations, and the Glitnir bridge loan that was reclassified as long term at June 30, 2008 as a result of its repayment with the proceeds of the long term financing subsequent to year end.

  Summary Of Quarterly Results

Period			Revenue	Loss (Income)	Loss (Income) per share
					(Basic and fully diluted)
			(Unaudited)	(Unaudited)	(Unaudited)
4th	Quarter 2008	$	Nil	$1,315,598	$0.02
3rd	Quarter 2008	$	Nil	$1,063,578	$0.01
2nd	Quarter 2008	$	Nil	$590,532	$0.01
1st	Quarter 2008	$	Nil	$491,292	$0.01
4th	Quarter 2007	$	Nil	$2,030,000	$0.015
3rd	Quarter 2007	$	Nil	$356,863	$0.01
2nd	Quarter 2007	$	Nil	$251,000	$0.005
1st	Quarter 2007	$	Nil	$237,000	$0.01

  The loss for the disclosed periods results primarily from the Operating Expenses - people and associated costs - incurred in each Quarter. The Company’s Operating Expenses relate to the financial resources available and the development work undertaken. Consequently, observable trends may not be meaningful.

  The current trend is generally increasing losses as the Company grows and develops its most advanced geothermal project at Blue Mountain. Normalized overhead expenses are growing as a result of increasing activity. The Company’s cash overhead expenses, some of which are billed to the Blue Mountain project, are approximately $700,000 per quarter. Management anticipates that the Company will incur losses until its Blue Mountain project is in commercial operation.

  The loss in the fourth quarter of fiscal 2008 results primarily from higher expenses associated with the Company’s escalating Blue Mountain project development as well as the stock based compensation expense associated with the award to employees and directors. The loss in the fourth quarter of fiscal 2007 resulted from higher administration, consulting and stock based compensation expenses, as well as a foreign exchange loss resulting from the change in the Canadian exchange rate.

24	Nevada Geothermal Power Inc

  Management’s Discussion and Analysis
  For the Year Ended June 30, 2008

  Transactions With Related Parties

  During the fiscal years ended June 30, 2008 and 2007, the following payments were made or accrued to directors, officers, former officers and to companies controlled by directors of the Company:

	2008	2007
Consulting and wages - administration	$397,326	$283,528
Director fees	$58,136	$54,772
Consulting, including financing success fee – geothermal	$822,227	$693,374
Rent	$11,613	$2,888
Recruitment fees	$131,200	$-
Capital assets	$102,143	$-

  Consulting fees and wages are mainly comprised of salary paid to the CEO and CFO, who are also directors and officers of the Company, during the normal course of their employment. Geothermal consulting costs primarily result from success fees paid to a director of the Company in connection with successfully arranging the Company’s bridge loan with Glitnir and two subsequent letters of credit in support of the LNTP contracted with Ormat. These success-based financing fees are currently estimated to reach $2.6 million. Recruitment fees and Capital Asset purchases relate to the purchase of assets from Fairbank Engineering Ltd and hiring the former employees.

  As at June 30, 2008, a total of $81,179 was owing to directors, officers and companies controlled by directors of the Company. This amount is included in accounts payable and accrued liabilities, is interest free, unsecured and is payable on demand.

  Off-Balance Sheet Arrangements

  As at June 30, 2008, the Company had provided a letter of credit under the terms of the 20-year power purchase agreement with Nevada Power Company and also a US$15 million letter of credit to Ormat.

  As security for the Nevada Power letter of credit the Company placed US$645,000 on deposit at a Canadian Chartered Bank. Nevada Power Company has the right to draw upon these funds in the following circumstances: 1. if the Company fails to make any required payments under the contract; 2. if the letter of credit is not renewed by the required date or; 3. if certain conditions regarding the credit rating of the issuing financial institution are not met.

  Ormat has the right to draw upon the US$15 million letter of credit if the Company fails to make required payments. Subsequent to the year end, simultaneously with repaying the Glitnir bridge loan the Company cash collateralized a $15 million letter of credit issued by Bank of the West.

  One of the terms of the LGIA with SPPC (executed during November, 2007) is posting a letter of credit for US$1,370,100. Subsequent to the fiscal year end, during September 2008, following full project funding by TCW, the Company cash collateralized the letter of credit and it was issued to SPPC by Bank of the West.

  The Company has no other material off-balance sheet arrangements, such as guarantee contracts, derivative instruments or any other obligations that trigger financing, liquidity, market or credit risk to the Company.

  Actual and Proposed Transactions

  In the normal course of business, the Company evaluates geothermal properties for potential acquisitions or disposals which, if appropriate, would be presented to the Board for consideration. There were no transactions during the quarter.

2008 Annual Report	25

  Changes in Accounting Policies Including Initial Adoption

  Consistent with its accounting policies, during the year ended June 30, 2008, the Company began recording construction in progress that will be depreciated over the 20 year life of the Company’s Power Purchase Contract when the Blue Mountain Power Plant investment is commercial.

  Financial Instruments and Other Instruments

  The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, marketable securities and accounts payable and accrued liabilities. The fair value of these instruments approximates their carrying value due to their short-term maturity of less than one year.

  Cash equivalents include money market based investments and term deposits where maturity is less than ninety days or that may be liquidated at the Company’s option without significant penalty. The amounts invested are in excess of amounts protected by the Canadian and US Government deposit insurance programs. Following the year end, as a result of cash collateralizing the Ormat and Sierra Pacific letters of credit, the Company holds a large investment in certificates of deposit at Bank of the West, an AA- (S&P) rated western US bank.

  Outstanding Share Data

  The Company has authorized unlimited common shares, without par value, 25,000,000 first preferred shares, without par value, and 25,000,000 second preferred shares without par value. Refer to Note 9 of the financial statements. As at June 30, 2008, the Company had 94,169,504 common shares issued and outstanding. There are no other classes of shares issued and outstanding. As of the date of this report, the Company had 94,394,504 common shares outstanding. As at June 30, 2008, the Company had 8,009,000 stock options outstanding at various exercise prices and expiring on various future dates. As of the date of this report, the Company had 8,126,000 stock options outstanding at various exercise prices and future dates. As at June 30, 2008, the Company had 23,052,000 share purchase warrants outstanding at various exercise prices and expiring at various future dates. As of the date of this report, the Company had 23,052,000 share purchase warrants outstanding at various exercise prices at future dates. As at June 30, 2008, the Company had 1,846,160 agents’ units exercisable at $0.65 per unit, expiring March 1, 2009 and 1,050,000 agents’ options outstanding exercisable at $1.00 per option expiring November 15, 2009. Each $0.65 unit consists of one common share and one share purchase warrant. Each $1.00 agent option is exercisable into one common share.

  At the effective date of this MD&A, if all of these options and warrants were exercised, a total of 130,314,824 common shares would be issued and outstanding.

  Investor Relations

  In December 2006, the Company extended its contract with Pro-Edge Consultants Inc., an investor relations firm that represents companies in the resource sector. In January 2008, the Company retained the services of CCM consulting, a division of Cronus Capital Markets (CCM) Inc. to assist the Company with information-based strategies to increase market efficiencies and overall liquidity. The Company also employs Ms. Shelley Kirk as Director, Investor Relations.

  Capital Resources and Liquidity

  The Company does not have operations that generate positive cash flow. At June 30, 2008, the Company had $11,686,765 in cash and equivalents on hand, and working capital of $1,417,696

  The cash and equivalents on hand have been used to advance, primarily, the Blue Mountain Geothermal Project and to fund general office and administrative costs. Historically, the Company has been able to complete all of its exploration activities and to meet its financial commitments.

  The Company’s activities have been funded by proceeds from private placements of the Company’s securities, the exercise of incentive share purchase options and of share purchase warrants, US Department of Energy funding on certain properties, earn-in interests on certain properties and a US$20 million bridge loan and US$15 million letters of credit with Glitnir. The bridge loan was completely drawn at June 30, 2008, and repayable at the earlier of 12 months from the effective date (November 1, 2008) or the closing of construction financing.

26	Nevada Geothermal Power Inc

  Management’s Discussion and Analysis
  For the Year Ended June 30, 2008

  Following the year end, on August 29, 2008, the Company closed a financing with TCW for up to US$180 million. The Company believes these funds will be sufficient to complete its investment in its Blue Mountain project and that, as a result, the Company is expected to generate revenue and earnings by early 2010. Nevertheless, the Company is dependent upon successfully raising additional funds for its continuing operations and additional projects. While it has been successful to date, there is no assurance that the Company will be successful in obtaining future funding.

  Risks And Uncertainties

  By its very nature, geothermal exploration and development involves a high degree of risk, and considerable expenditures are required to substantiate the commercial viability of a geothermal field and then to develop it to profitable production. The Company competes with other geothermal enterprises, some of which have greater resources to explore and to develop geothermal concessions. These resources include money, personnel, consultants, and equipment.

  The Company is at risk from changes in general economic conditions and financial markets, changes in the price of oil, gas and electricity, changes to current favorable tax incentives with respect to production tax credits, changes in technological, and operational hazards in the Company’s exploration, construction and development activities, uncertainties inherent in the resource development, the timing and availability of financing, governmental and other approvals, and other risk factors listed from time to time by the Company. These factors may impact upon the Company’s ability to finance its programs and to carry out operations.

  Following the year end, as a result of cash collateralizing the Ormat and Sierra Pacific letters of credit, the Company holds a large investment in certificates of deposit at Bank of the West, an AA- (S&P) rated Western US bank.

  The Company’s geothermal properties are all located in the United States. As a result, the Company is subject to currency fluctuations. The exploration activities expose the Company to potential environmental liabilities relating to the development of the geothermal concessions in accordance with United States laws and regulations.

  There is no guarantee that title to the properties in which the Company has a recorded interest will not be challenged. However, management is not aware of any impediment to its ownership of these properties. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations.

  Forward Looking Statements and Estimates

  Except for statements of fact related to the Company, certain statements made herein may constitute “Forward-Looking Statements”. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and investigation and acquisition of new projects. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate,” and other similar words, or statements that certain events or conditions “may” or “will” occur. Although the Company believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward looking statements are based on the beliefs, opinions and estimates of management at the date the statements are made, current expectations at that date and these by their inherent nature entail various risks, uncertainties and other unknown factors. Consequently, there can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Some important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” contained immediately before this section. Therefore the reader is cautioned not to place undue reliance on forward-looking statements.

2008 Annual Report	27

  Further, the Company disclaims any obligation or intention to update or to revise any forward-looking statement, whether as a result of new information, of future events, or otherwise except as may be required under applicable securities legislation.

  This MD&A contains estimates of geothermal resources. By its very nature, the estimation of resources is uncertain and involves subjective judgments about many factors. The accuracy of any such estimates is a function of the quality and quantity of available data, of the assumptions made and of the judgments used in the engineering and of the geological and of the geophysical interpretations, which may ultimately prove to be unreliable. There can be no assurance that these estimates will be accurate or that such geothermal resources can be successfully and economically exploited.

  Corporate Disclosure Practices, Policies and Controls

  The Company maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors has the responsibility to understand the principal risks of the business of the Company and to confirm that there are systems in place that effectively monitor and manage those risks with a view to the long-term viability of the Company. Committees of the Board presently consist of an Audit Committee, Compensation and Nominating Committee and a Governance Committee. The Audit Committee consists of three directors, all of whom are considered independent. The role of the Audit Committee is to review the Company’s financial statements and the financial disclosure that is publicly disseminated, to review the systems of internal controls, and to monitor the performance and the independence of the Company’s external auditors. The Compensation and Nominating Committee consists of four directors, three of whom are considered independent. The role of the Compensation and Nominating Committee is to recommend levels of executive compensation and to identify and to recommend to the Board the new director nominees at each annual meeting of the shareholders. The Governance Committee also consists of four directors, three of whom are considered independent.

  The role of the Governance Committee is to establish and to monitor the governance practices and procedures of the board of directors, and to monitor the effectiveness of the Board of Directors and of the Board Committees.

  The board of directors has implemented the following policies:

1.	Code of Business Conduct and Ethics. This policy reaffirms the Company’s high standards of conduct;

2.	Code of Employee Conduct. This policy reaffirms the Company’s high expectations of its Members;

3.	Communications and Corporate Disclosure Policy. The objective of this policy is to ensure that communications to the investing public about the Company is timely, complete, factual and accurate and broadly disseminated in accordance with all legal and regulatory requirements;

4.	Privacy Policy. The purpose of this policy is to balance the privacy rights of individuals and the information requirements of private organizations; and

5.	Whistle Blower Policy. The purpose of this policy is to provide the Company’s employees and consultants with a mechanism by which they can raise any concerns free of any discrimination, retaliation or harassment. Copies of these policies are available from the Company.

  The Company continually evaluates, under the supervision of the President and Chief Financial Officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based upon this evaluation, the President and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective and that the information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner (b) disclosed in reports is accumulated and communicated to management, including the Company’s President and Chief Financial Officer, to allow timely decisions regarding required disclosures.

28	Nevada Geothermal Power Inc

  Management’s Discussion and Analysis
  For the Year Ended June 30, 2008

  Evaluation of Disclosure Controls and Procedures

  The Company maintains disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are designed to ensure that information required to be disclosed in its reports filed or submitted under the Exchange Act is processed, recorded, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

  As required by SEC Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as at June 30, 2008, at the reasonable assurance level, because of the material weaknesses described in Management’s Report on Internal Control over Financial Reporting.

  Notwithstanding the existence of the material weakness described below, management has concluded that the consolidated financial statements in this Form 20-F fairly present, in all material respects, the Company’s financial position, results of operations and cash flows for the periods presented.

  Management’s Report on Internal Control over Financial Reporting

  Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the preparation and fair presentation of published consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP), including a reconciliation of net loss to US Generally Accepted Accounting Principles (US GAAP).

  The Company’s internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

  Internal controls over financial reporting, no matter how well designed, have inherent limitations. Therefore, internal control over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

  Management performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2008, based on the criteria set forth in the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The objective of this assessment was to determine whether the Company’s internal control over financial reporting was effective as of June 30, 2008.

2008 Annual Report	29

  A material weakness, as defined by the Securities Exchange Commission rules, is a significant deficiency, or combination of significant deficiencies, such that there is a reasonable possibility that material misstatements of the annual or interim consolidated financial statements will not be prevented or detected. In its assessment of the effectiveness of internal control over financial reporting as of June 30, 2008, management determined that there was a control deficiency that constituted a material weakness, as described below.

  Certain journal entries were prepared during the year ended June 30, 2008 by the Chief Financial Officer.

  While there was input from the company’s external auditors and discussion of the impact of such journal entries with the audit committee at quarterly meetings, the process for review and approval of such journal entries was not documented and formally approved during the year ended June 30, 2008. This internal control weakness did not result in any errors being posted to the consolidated financial statements but presented some opportunity for management override of the company’s internal control over financial reporting.

  Based on our assessment and because of the material weakness described above, management has concluded that our internal control over financial reporting was not effective as of June 30, 2008.

  Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2008 has been audited by Morgan & Company, the Company’s independent registered public accounting firm, as stated in their report which appears herein.

  Remediation to Address Material Weakness

  The Company will implement a formal process to review with the external auditors and the audit committee any significant complex journal entries prepared by the Company’s Chief Financial Officer. The Company will ensure that discussions held with the audit committee with regard to such journal entries are noted in the minutes of the audit committee meeting.

  Changes in Internal Control over Financial Reporting

  During the fiscal year ended June 30, 2008, there were changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting as follows:

  The Company has enhanced its internal control over financial reporting, including improving the dissemination of corporate governance policies to employees, strengthening general computer controls and formalizing the analysis and review of financial statement line items.

  Other Information

  The Company’s web site address is www.nevadageothermal.com. A copy of this management discussion and analysis, the 2008 audited financial statements, previously published management discussion and analysis, previously published financial statements, and other information, is available on the Company’s web site or on the SEDAR website at www.sedar.com. The Company is listed on the TSX Venture Exchange with the trading symbol “NGP”.

  Approval

  The Audit Committee of the Company has approved the disclosure contained in this management discussion.

  Disclaimer

  The information contained within this discussion, by its very nature, is not a thorough summary of all matters and developments concerning Nevada Geothermal Power Inc. This information should be considered with all of the disclosure documents of the Company. The information contained herein is not a substitute for a detailed investigation or an analysis of any issue related to the Company. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented. Further, certain data included in this document may be historical in nature. Consequently, it may not have been verified by the Company’s technical staff and therefore it should not be relied upon.

30	Nevada Geothermal Power Inc

  Independent Auditors’ Report

  To the Shareholders of Nevada Geothermal Power Inc.

  We have completed an integrated audit of the consolidated financial statementsand internal control over financial reporting of Nevada Geothermal Power Inc. as of June 30, 2008, and an audit of its 2008 and 2007 consolidated financial statements. Our opinions, based on our audits, are presented below.

  Consolidated Financial Statements

  We have audited the consolidated balance sheets of Nevada Geothermal Power Inc. as at June 30, 2008 and 2007, and the consolidated statements of loss and deficit, comprehensive loss and cash flows for each of the years in the three-year period ended June 30, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at June 30, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2008 in accordance with Canadian generally accepted accounting principles.

  Internal Control Over Financial Reporting

  We have also audited Nevada Geothermal Power Inc.’s internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Nevada Geothermal Power Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

  We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

  A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

2008 Annual Report	31

  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

  A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and are included in Management’s Report on Internal Control Over Financial Reporting:

  Insufficient Review of Journal Entries

  The Company did not maintain effective controls over the review, supervision, and monitoring of accounting processes related to the creation of journal entries (adjusting and consolidating) at the senior management level. Both recurring and non-recurring journal entries, prepared by the CFO or Controller, were not always adequately reviewed and approved for validity, completeness and accuracy.

  We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the June 30, 2008 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

  In our opinion, because of the effect of the aforementioned material weaknesses on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Vancouver, Canada
October 10, 2008	Chartered Accountants

  Comments by Auditors for U.S. Readers on Canada/U.S. Reporting Differences

  The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders, dated October 10, 2008, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the consolidated financial statements.

Vancouver, Canada
October 10, 2008	Chartered Accountants

32	Nevada Geothermal Power Inc

  Consolidated Balance Sheets
  (Expressed in Canadian Dollars)

YEARS ENDED JUNE 30	2008	2007

ASSETS
Current
Cash and cash equivalents	$11,686,765	$13,540,315
Amounts receivable	146,310	75,580
Marketable securities (Note 4)	184,000	126,000
Prepaid expenses	137,083	159,039
	12,154,158	13,900,934
Restricted Cash (Note 6(a))	686,997	683,249
Property, Plant and Equipment (Note 5)	18,906,523	53,943
Interests in Geothermal Properties (Note 6)	51,185,593	25,180,575
	$82,933,271	$39,818,701

LIABILITIES
Current
Accounts payable and accrued liabilities	$10,736,462	$2,938,540

Bank Loan (Note 7)	21,292,125	-
Asset Retirement Obligation (Note 8)	1,074,261	424,377
	33,102,848	3,362,917
SHAREHOLDERS’ EQUITY
Share Capital (Note 9)	58,881,390	41,862,542
Contributed Surplus (Note 9)	4,385,478	4,557,978
Accumulated Other Comprehensive Income	39,642	50,642
Deficit	(13,476,087)	(10,015,378)
	49,830,423	36,455,784
	$82,933,271	$39,818,701
Commitments (Note 12)
Subsequent Events (Note 16)

  Approved on behalf of the Board of Directors:

Brian Fairbank, Director	Domenic Falcone, Director

2008 Annual Report	33

  Consolidated Statements of Loss and Deficit
  (Expressed in Canadian Dollars)

YEARS ENDED JUNE 30	2008	2007	2006

Operating Expenses
Accounting and audit	$50,900	$39,651	$40,566
Administration	843,999	225,592	110,083
Accretion (Note 8)	21,145	-	-
Amortization (Note 5)	62,508	20,549	10,900
Consulting fees	273,231	360,877	180,689
Conventions and publishing	331,197	177,047	486,736
Foreign exchange loss (gain)	312,550	638,072	(143,837)
Investor relations	97,107	119,712	84,995
Insurance	60,617	88,000	50,000
Legal	267,089	148,576	90,522
Investor communication	31,798	17,777	14,415
Office expenses	147,447	78,334	48,646
Recruitment fee (Note 10)	131,200	-	-
Rent and telephone	144,298	77,365	56,112
Site investigation	-	5,640	-
Stock-based compensation	867,651	1,279,145	692,059
Transfer agent and regulatory fees	98,751	76,865	63,925
Travel and business development	163,509	130,844	89,319
	3,904,997	3,484,046	1,875,130
Other Income (Expenses)
Interest income	316,984	448,195	189,133
Gain on sale of marketable securities	-	103,965	62,780
(Loss) on disposal of equipment	(3,320)	-	-
Property option proceeds in excess
of mineral property costs	130,624	56,907	17,845
	444,288	609,067	269,758
Net Loss For The Year	(3,460,709)	(2,874,979)	(1,605,372)
Deficit, Beginning Of Year	(10,015,378)	(7,140,399)	(5,535,027)
Deficit, End Of Year	$(13,476,087)	$(10,015,378)	$(7,140,399)

Basic And Diluted Loss Per Share	$(0.04)	$(0.05)	$(0.04)

Weighted Average Number Of Common
Shares Issued And Outstanding	79,122,910	61,294,757	36,537,557

  The accompanying notes are an integral part of these consolidated financial statements.

34	Nevada Geothermal Power Inc

  Consolidated Statements of Comprehensive Loss
  (Expressed in Canadian Dollars)

YEARS ENDED JUNE 30	2008	2007	2006

Net Loss For The Year	$(3,460,709)	$(2,874,979)	$(1,605,372)
Other Comprehensive (Loss) Income
Unrealized holding (loss) gain on marketable securities	(11,000)	50,642	-

Comprehensive Loss For The Year	$(3,471,709)	$(2,824,337)	$(1,605,372)

  The accompanying notes are an integral part of these consolidated financial statements.

2008 Annual Report	35

  Consolidated Statements of Cash Flows
  (Expressed in Canadian Dollars)

YEARS ENDED JUNE 30	2008	2007	2006

Cash Flows From (Used In) Operating Activities
Net loss for the year	$(3,460,709)	$(2,874,979)	$(1,605,372)
Non-cash items included in net loss:
Amortization	62,508	20,549	10,900
Accretion	21,145	-	-
(Gain) on sale of marketable securities	-	(103,965)	(62,780)
Loss on disposal of equipment	3,320	-	-
Marketable securities received as option payment	(69,000)	(47,000)	-
Recruitment fees	131,200	-	-
Stock-based compensation	867,651	1,279,145	692,059
Net changes in non-cash operating working
capital items relating to operations:
(Increase) Decrease in amounts receivable	(70,730)	16,632	(16,526)
Increase (Decrease) in accounts payable and accrued liabilities	(2,347,415)	(1,400,494)	1,688,435
(Increase) Decrease in prepaid expenses	21,956	(134,593)	55,689
	(4,867,074)	(3,244,705)	762,405

Cash Flows Used In Investing Activities
Geothermal property interests	(20,417,097)	(12,988,398)	(5,123,879)
Proceeds from disposal of marketable securities	-	197,660	128,085
Restricted cash	(3,748)	(671,997)	-
Proceeds from disposal of capital assets	1,045	-	-
Acquisition of property and equipment	(12,786,173)	(43,746)	(26,417)
	(33,205,973)	(13,506,481)	(5,022,211)

Cash Flows From Financing Activities
Net proceeds from private placements	14,051,097	13,879,209	16,393,296
Bank loan	20,372,000	-	-
Agents’ units exercised	1,416,000	-	-
Proceeds from stock options exercised	352,900	295,200	264,540
Proceeds from warrants exercised	27,500	-	1,755,015
	36,219,497	14,174,409	18,412,851

Increase (Decrease) In Cash And Cash Equivalents	(1,853,550)	(2,576,777)	14,153,045
Cash And Cash Equivalents, Beginning Of Year	13,540,315	16,117,092	1,964,047
Cash And Cash Equivalents, End Of Year	$11,686,765	$13,540,315	$16,117,092

Supplemental Disclosure Of Cash Flow Information:
Cash Paid During The Year For:
Interest	$-	$-	$-
Income taxes	$-	$-	$-

Additional Cash Flow Information (Note 15)

  The accompanying notes are an integral part of these consolidated financial statements.

36	Nevada Geothermal Power Inc

  Notes to Consolidated Financial Statements
  June 30, 2008 and 2007 (Expressed in Canadian Dollars)

  1. NATURE OF OPERATIONS AND GOING CONCERN

  Nevada Geothermal Power Inc. (“the Company”) was incorporated on April 13, 1995, under the laws of British Columbia and is currently in the development stage. The Company’s common shares are traded on the TSX Venture Exchange under the trading symbol NGP and on the OTC Bulletin Board in the United States under the symbol NGLPF.

  The Company is in the process of exploring, evaluating and developing its geothermal properties. The recoverability of the amounts shown for geothermal properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production.

  These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. As at June 30, 2008, the Company had working capital of $1,417,696, and had accumulated losses totalling $13,476,087.

  Subsequent to the year end the Company raised $183 million (US$180 million) for the continued development of its Blue Mountain power plant project. The Company’s ability to continue as a going concern is dependent upon successful completion of its geothermal projects, such as Blue Mountain, and upon its ability to attain profitable operations. However, there is no assurance that management will be successful in achieving these objectives.

  These consolidated financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported expenses and other income and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

  2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  a) Basis of Presentation and Consolidation

  These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They include the accounts of the Company and its wholly-owned subsidiaries, Nevada Geothermal Power Company, incorporated in the State of Nevada, U.S.A., Desert Valley Gold Co., incorporated in the State of Nevada, NGP Blue Mountain Holdco LLC, a Delaware limited liability company, NGP Blue Mountain I LLC, incorporated in the State Delaware, and Blue Mountain Power Company Inc., incorporated in the province of British Columbia. All significant inter-company balances and transactions have been eliminated upon consolidation.

  b) Cash and Cash Equivalents

  Cash and cash equivalents consist of cash and highly liquid investments with original maturity dates of 90 days or less.

  c) Marketable Securities

  In accordance with the recommendations of section 3855 “Financial Instruments – Recognition and Measurement” of the Canadian Institute of Chartered Accountants Handbook, the Company has designated its marketable securities, composed of shares of another resource company, as available for sale securities and reports them at fair value. The amounts by which fair values for these securities differ from written down cost represent unrealized gains and losses and are recognized in other comprehensive income. All realized gains and losses are recognized in net income in the period of disposition. The fair value of these securities is market value. The market value of publicly traded securities is based on quoted market prices.

  d) Geothermal Property Costs

  Costs of acquisition, exploration and development of geothermal properties are capitalized on an area-of-interest basis. Amortization of these costs will be on a unit-of-production basis, based on estimated proven geothermal resources of the areas. If an area of interest is abandoned, the costs thereof are charged to income in the year of abandonment.

2008 Annual Report	37

  The Company does not accrue the estimated future costs of maintaining its geothermal interests in good standing. The amounts shown for geothermal properties and deferred exploration costs represent costs to date and do not necessarily reflect present or future values.

  e) Option Proceeds Received on Geothermal Properties

  Option proceeds received are treated as a reduction of the carrying value of the related geothermal properties and deferred exploration costs and the excess, if any, is taken into income.

  f) Comprehensive Income (Loss)

  Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events, and circumstances from other than the Company’s shareholders. This policy requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in “other comprehensive income (loss)” until it is considered appropriate to recognize into net earnings (loss). This policy requires the presentation of comprehensive income (loss), and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

  Accordingly, the Company reports a consolidated statement of comprehensive income and includes the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet.

  g) Property, Plant and Equipment and Amortization

  Property, plant and equipment are recorded at cost and are amortized over their useful lives by the declining balance method at the following annual rates:

Computer equipment	30%
Field equipment	30%
Office furniture and equipment	20%
Computer software	100%

  The Company’s assets under construction are recorded at cost and will be transferred to plant and equipment together with any pre-production revenues at the commencement of commercial operations. These assets will then be amortized on a straight-line basis over the useful life of these assets, which is expected to be up to 30 years.

  h) Impairment of Long-Lived Assets

  The Company applies the Canadian Institute of Chartered Accountants Handbook Section 3063, “Impairment of Long-Lived Assets”, which addresses the recognition, measurement and disclosure of the impairment of long-lived assets. Section 3063 requires that an impairment loss be recognized if the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. Any impairment loss to be recognized is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value. During the years ended June 30, 2008 and 2007, no write-downs of long-lived assets were recognized.

  i) Stock-Based Compensation

  The Company follows the recommendations of CICA Handbook Section 3870 – “Stock-Based Compensation and Other Stock-Based Payments” to record stock-based transactions with officers, directors, and outside consultants. Accordingly, the fair value of stock options is charged to operations or geothermal property costs as appropriate, with an offsetting credit to contributed surplus. The fair value of stock options which vest immediately is recorded at the date of grant and the fair value of options which vest in the future is recognized on a straight-line basis over the vesting period. Any consideration received on exercise of stock options, together with the related portion of contributed surplus, is credited to share capital.

  The Company uses the Black-Scholes option valuation model to estimate the fair value of stock-based compensation. The Black-Scholes option valuation model requires the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measurement of the fair value of the Company’s share purchase assumptions.

38	Nevada Geothermal Power Inc

  Notes to Consolidated Financial Statements
  June 30, 2008 and 2007 (Expressed in Canadian Dollars)

  j) Use of Estimates

  The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management’s best estimates as additional information becomes available in the future.

  k) Loss Per Common Share

  Basic loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted per share information is calculated using the treasury stock method, which assumes that any proceeds from the exercise of stock options, warrants, and other instruments would be used to purchase common shares at the average market price during the period. No adjustment to diluted earnings per share is made if the result of these calculations is anti-dilutive.

  l) Asset Retirement Obligations

  Future costs to retire an asset, including environmental costs and remediation and ongoing treatment and monitoring of the site, have been recognized and recorded as a liability at fair value. The liability is accreted over time through periodic charges to operations. In subsequent periods, the liability is adjusted for any changes in the amount or timing of the underlying cash flows. The asset retirement cost is capitalized as part of the asset’s carrying value and amortized over the asset’s useful life. Future asset retirement obligations are not recorded where timing or amount of the remediation costs cannot be reasonably estimated.

  m) Foreign Currency Translation

  The financial statements of the 100% owned U.S. subsidiaries have been translated using the temporal method whereby the assets and liabilities are translated at the period end exchange rate, capital accounts at the historical exchange rate, and revenues and expenses, other than amortization and accretion, at the average exchange rate for the period. Foreign exchange gains and losses resulting from these transactions are reflected in the consolidated statement of loss and deficit.

  n) Financial Instruments

  Effective July 1, 2007, the Company classifies all financial instruments as either held to maturity, available for sale, held for trading or loans and receivables. Financial assets classified as held to maturity, loans and other receivables and financial liabilities other than those held for trading are measured at amortized cost. Available-for-sale financial instruments are measured at fair value with unrealized gains and losses recorded in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the income statement for the period. As at June 30, 2008, the Company had not entered into any hedging arrangements.

  The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, marketable securities, accounts payable and accrued liabilities, and a bank loan. It is management’s opinion that the Company is not exposed to significant interest or credit risk arising from these financial instruments. Marketable securities are carried at market value. The fair value of all financial instruments approximates their carrying value.

  At June 30, 2008, the Company was not invested in financial instruments that expose it to significant market, credit or liquidity risk. The Company’s cash was invested in certificates of deposit at a major Canadian bank. Management assessed the financial condition of this bank and believes that the possibility of any credit loss is minimal.

  o) Borrowing Costs

  Borrowing costs, which include interest, legal fees, advisory fees, stand-by fees and commissions, are considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. The Company capitalizes borrowing costs to construction in progress and interests in geothermal properties while these assets are prepared for their intended use.

2008 Annual Report	39

  p) Variable Interest Entities

  Variable interest entities (“VIE’s”) as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, “Consolidation of Variable Interest Entities”, are entities in which equity investors do not have characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIE’s are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns. The Company has determined that none of its equity investments qualify as VIE’s.

  q) Income Taxes

  Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. Future income tax liabilities or assts are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

  r) Fair Value of Warrants

  Proceeds from unit placements are allocated between shares and warrants issued according to their relative fair value using the residual method to determine the fair value of warrants issued. Warrants issued to brokers are evaluated by using the Black-Scholes model.

  3. ADOPTION OF NEW ACCOUNTING STANDARDS AND RECENT ACCOUNTING PRONOUNCEMENTS

  a) Financial Instruments – Disclosures and Financial Instruments – Presentation

  In December 2006, the CICA issued Handbook sections entitled “Financial Instruments – Disclosures,” (section 3862) and “Financial Instruments – Disclosure and Presentation (section 3863), which will replace “Financial Instruments – Disclosure and Presentation (section 3861). The new disclosures standard increases the emphasis on the risk associated with both recognized and unrecognized financial instruments and how those risks are managed.

  The new presentation standard carries forward the former presentation requirements and becomes effective for the Company’s interim and annual reporting periods beginning July 1, 2008. The Company has reviewed the impact of the new standard and will provide the required disclosure.

  b) Going Concern

  In November 2007, Handbook section 1400 entitled “General Standards of Financial Statement Presentation” has been amended to include requirements to assess and disclose a Company’s ability to continue as a going concern. The recommendations become effective for the Company’s interim and annual reporting periods beginning July 1, 2008. The Company has reviewed the impact of the new standard and will provide the required disclosure.

  c) Goodwill and Intangible Assets

  In February 2008, the CICA issued Handbook section 3064 – “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets,” and Section 3450, “Research and Development Costs”. This new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and, for the Company, is effective for annual and interim financial statements relating to fiscal years beginning on or after July 1, 2009. The Company is currently assessing the impact of this section.

  d) International Financial Reporting Standards

  In February 2008, the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use International Financial Reporting Standards (“IFRS”), replacing Canada’s own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of July 1, 2011, will require restatement for comparative purposes of amounts reported by the Company for the year ended June 30, 2010. The Company has completed a preliminary review of IFRS and will be assessing the impact over the next 12 months.

40	Nevada Geothermal Power Inc

  Notes to Consolidated Financial Statements
  June 30, 2008 and 2007 (Expressed in Canadian Dollars)

  e) Capital Disclosures

  The AcSB issued CICA Handbook Section 1535 “Capital Disclosures”. The section specifies the disclosure of (i) an entity’s objectives, policies, and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Company is currently evaluating the impact of the adoption of this new section on its financial statements. This new section relates to disclosures which did not have an impact on the Company’s financial results. This section applies to interim and annual financial statements related to fiscal years beginning on or after October 1, 2007. The Company is currently evaluating the impact of the adoption of the section on its financial statements.

  f) Cash Distributions

  CICA Handbook Section 1540 “Cash Flow Statements”, has been amended to require additional disclosures where cash distributions are made in accordance with a contractual obligation for cash distributions. The revised requirements are effective for interim and annual financial statements for fiscal years ending on or after March 31, 2007. The adoption of this Section did not result in any changes in the disclosure within the financial statements.

  g) Accounting Changes, Section 1506

  Section 1506 revised the standards on changes in accounting policy, estimates or errors to require a change in accounting policy to be applied retrospectively (unless doing so is impracticable or is specified otherwise by a new accounting standard), changes in estimates to be recorded prospectively, and prior period errors to be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the statements. The impact of this new standard cannot be determined until such time as the Company makes a change in accounting policy, other than the changes resulting from the implementation of the new CICA Handbook standards discussed in this note.

  h) Accounting Policy for Transaction Costs, EIC-166

  On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs (“EIC-166”). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial liabilities that are classified as other than held-for-trading to its initial carrying cost measured upon the adoption of CICA Handbook Section 3855, Financial Instruments –Recognition and Measurement (“Section 3855”). Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective for the year ended June 30, 2008 and applied retroactively to expense all transaction costs related to acquisition of financial liabilities that are classified as other than held-for-trading in accordance with Section 3855.

  i) Hedging, Section 3865

  This standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not hold any financial instruments designated for hedge accounting.

2008 Annual Report	41

  4. MARKETABLE SECURITIES

	2008		2007
	NUMBER OF SHARES	AMOUNT	NUMBER OF SHARES	AMOUNT
Sierra Geothermal Power Corp.
Cost – common shares	400,000	$144,358	300,000	$75,358
Unrealized gain recognized	-	39,642	-	50,642
	400,000	$184,000	300,000	$126,000

  5. PROPERTY, PLANT AND EQUIPMENT

	2008	2007

Computer equipment	$94,890	$41,649
Field equipment	161,630	14,446
Office furniture and equipment	59,723	31,314
Computer software	45,568	18,883
Land	155,280	-

	517,091	106,292
Accumulated amortization	113,768	52,349

	403,323	53,943
Assets under construction	18,503,200	-

	$18,906,523	$53,943

  6. INTERESTS IN GEOTHERMAL PROPERTIES

  The acquisition and deferred exploration and development expenditures of the Company’s geothermal property interests, all located in the U.S., are as follows:

	2008	2007
Blue Mountain Project – Nevada (a)	$50,495,386	$24,662,966
Pumpernickel Valley Project – Nevada (b)	-	-
Black Warrior Peak Project – Nevada (c)	204,890	101,247
Crump Geyser Project – Oregon (d)	485,335	416,362
	$51,185,593	$25,180,575

  a) Blue Mountain Project, Nevada

  The Company holds a 100% leasehold interest in certain lands located in Humboldt County, Nevada. The leasehold interest covers 4,445 hectares (10,984 acres) on 17 land sections. The interest entitles the Company to explore, develop and produce any geothermal resources located on the properties. The Company also has the option to purchase the freehold interest, consisting of 1,295 hectares (3,200 acres) out of a total of the 3,885 hectares (9,600 acres) of the leasehold interest. The property interests are subject to production royalties ranging from 1.5% to 3.5% on sales of electrical power, and 5% to 10% from sale proceeds of direct energy.

  The Company signed a 20-year power purchase agreement with Nevada Power Company (“NPC”), a subsidiary of Sierra Pacific Resources, for up to approximately 35 gross megawatts (“MW”) of geothermal power to be produced from a new geothermal power plant to be built at the Company’s Blue Mountain geothermal site, in northern Nevada. The power will be used by the NPC to serve its customers in Nevada.

42	Nevada Geothermal Power Inc

  Notes to Consolidated Financial Statements
  June 30, 2008 and 2007 (Expressed in Canadian Dollars)

  Under the terms of the agreement, the Company has provided to NPC a $686,997 (US$645,000) security deposit in the form of a letter of credit. NPC has the right to draw upon these funds in the following circumstances: i) if the Company fails to make any required payments under the contract; ii) if the letter of credit is not renewed by the required date; or iii) if certain conditions regarding the credit rating of the issuing financial institution are not met. The Company has placed on deposit with a Canadian Chartered Bank a US dollar denominated term deposit of $656,997 (US$645,000) as security for this letter of credit. This security deposit has been disclosed as restricted cash in these financial statements. The deposit currently earns interest at the rate of 1.55% per annum which accrues to the Company.

  In November 2007, the Company executed a Large Generator Interconnection Agreement (“LGIA”) with Sierra Pacific Power Company (“SPPC”). The LGIA covers up to 75 megawatts of new electric generation in two phases from the Blue Mountain geothermal resource. The Agreement was the culmination of SPPC engineering studies which determined that interconnection to SPPC’s electrical transmission grid was feasible. The Agreement commits the Company to reimburse approximately $713,000 (US$700,000) interconnection capital costs and to provide a $1.40 million (US$1.37 million) letter of credit to secure payment for additional estimated system upgrades.

  In February 2008, the Company’s subsidiary, NGP Blue Mountain I LLC (“NGP I”), issued a $20.4 million (US$20.0 million) Limited Notice To Proceed (“LNTP”) under a fixed-price, date-certain engineering, procurement and construction (“EPC”) contract, later signed with Ormat Nevada Inc. (“ORMAT”) to supply and construct the phase 1 power plant of NGP’s planned geothermal power development at Blue Mountain, Nevada. Ormat began detailed engineering design, as well as manufacturing and purchasing of certain long-lead items for Blue Mountain’s power plant in order to meet the guaranteed substantial completion date of December 31, 2009. The LNTP was initially supported by an irrevocable $10.2 million (US$10.0 million) letter of credit.

  In March 2008, (“NGP I”) 1and Ormat Technologies Inc.’s subsidiary, Ormat Nevada Inc., entered into a $77.4 million (US$76 million) EPC contract, for a 49.5 MW (gross) power plant, consisting of three Ormat energy converters at Blue Mountain’s geothermal project in Nevada. The Company is currently in discussions with NPC for a phase 2 power contract, covering expected additional power production.

  On May 1, 2008, (“NGP I”) increased the Company’s commitment under the LNTP to $26.8 million (US$26.3 million) and increased the size of the supporting letter of credit by $5.1 million (US$5 million), to $15.3 million (US$15 million).

  The following costs have been incurred on the project:

	2008	2007
Acquisition
Property leases, permits
and regulatory	$109,738	$77,154
Deferred exploration and development
expenditures
Geological and geophysical	1,118,713	1,204,632
Non-geological consulting	91,908	219,237
Drilling	18,629,907	10,860,898
Plant feasibility study	-	101,966
Road maintenance	-	520,800
Camp and field supplies	2,999,736	2,141,491
Reports and maps	38,756	14,420
Testing	697,971	2,204
Water analysis	-	91,644
Water rights	-	29,208
Borrowing costs	1,103,387	-
Drilling advances	402,750	-
Provision for remediation	639,536	424,377
Costs incurred during the year	25,832,402	15,688,031
Balance, beginning of year	24,662,966	8,974,935
Balance, end of year	$50,495,368	$24,662,966

2008 Annual Report	43

  b) Pumpernickel Valley Project, Nevada

  The Company has private and federal geothermal leases comprising a total holding of 2,680 hectares (6,622 acres). The Company leases geothermal rights from Newmont USA and the United States Bureau of Land Management (“BLM”). Under an agreement with Ormat the Company gave a right of first refusal for the Pumpernickel project equipment in return for a BLM lease and preferred equipment pricing.

  The Newmont lease grants the Company the exclusive geothermal, surface and water rights. The Company pays $3/acre, with all rental payments creditable to royalties due upon production of:

    3½% of gross proceeds from electrical power sales (less taxes and transmission costs);

    5% of the gross proceeds of a sale of any substances in an arm’s length transaction;

    2% of the gross proceeds from the sale of, or manufacture, of bi-products;

    10% of net profits from the use of substances at a commercial facility other than an electric power generating facility; and

    Substances or electrical power used by the Company for operations at an on-site electrical generating plant or other commercial facilities are not subject to royalties.

  The BLM lease transferred from Ormat is encumbered by a royalty interest (0.5%) with Ehni Enterprises Inc.

  In October 2004, the Company entered into an option agreement with Sierra Geothermal Power Corp (“SGC”) under which SGC would finance up to $5-million in exploration and development for a 50% joint-venture interest. The Company and SGC have amended the agreement twice, most recently to revise the earn-in schedule. At June 30, 2008, SGC was current with its obligations. To complete its earn-in of the 50% joint venture interest, SGC is required to make cash payments and issue stock by December 15, 2008, as follows: (a) $70,000; (b) reimburse exploration and development expenditures totaling $4-million; and (c) 200,000 common shares.

  The following costs have been incurred on the project:

	2008	2007
Acquisition
Property leases, permits and regulatory	$3,426	$10,710
Deferred exploration expenditures
Camp and field supplies	8,445	5,331
Drilling	280,287	-
Geological and geophysical	84,616	268,342
Non-geological consulting	1,378	3,893
Reports and maps	165	5,109
Testing	1,652	-
Water analysis	1,371	-
Sierra Geothermal funding and option payments	(381,340)	(293,385)
Costs incurred during the year	-	-
Balance, beginning of year	-	-
Balance, end of year	$-	$-

44	Nevada Geothermal Power Inc

  Notes to Consolidated Financial Statements
  June 30, 2008 and 2007 (Expressed in Canadian Dollars)

  c) Black Warrior Peak Project, Nevada

  The project is located in Washoe and Churchill Counties, Nevada. The Company has a total of 2,539 hectares (6,273 acres) of both private land and federal lands including water and surface rights. The private leases are subject to a royalty of 3.5% on gross revenue from electricity sales. The Company can purchase the royalty for $1.02 million (US$1.00 million).

  The following costs have been incurred on the project:

	2008	2007
Acquisition
Property leases, permits and regulatory	$43,627	$15,168
Deferred exploration expenditures
Camp and field supplies	1,538	-
Geological and geophysical	58,448	857
Reports and maps	30	-
Costs incurred during the year	103,643	16,025
Balance, beginning of year	101,247	85,222

Balance, end of year	$204,890	$101,247

  d) Crump Geyser, Oregon

  On August 1, 2005, the Company leased 2,916 hectares (7,206 acres) of geothermal land located in south-eastern Oregon. The leases are on private land and are subject to a royalty of 3.5% of the gross revenues from the availability, sale or use of electricity.

  The following costs have been incurred on the project:

	2008	2007
Acquisition
Property leases, permits and regulatory	$45,246	$17,307
Deferred exploration
Camp and field supplies	1,890	6,220
Geological and geophysical	18,873	28,498
Legal and consulting (non-geological)	2,650	-
Reports and maps	314	-
Water analysis	-	816
Costs incurred during the year	68,973	52,841
Balance, beginning of year	416,362	363,521

Balance, end of year	$485,335	$416,362

  7. BANK LOAN

  On November 1, 2007, the Company’s wholly owned subsidiary NGP Blue Mountain I LLC (“NGP I”) closed a $20.4 million (US$20.0 million) bridge financing with Glitnir Banki hf (“Glitnir”), secured solely by those assets related to the Blue Mountain project.

  Glitnir extended the bridge loan facility of $20.4 million (US$20 million) for the continuing development of the up to 35 gross MW Blue Mountain project in Nevada. The proceeds of the loan financed further developmental drilling, preconstruction efforts for the geothermal power plant, the geothermal well field, related infrastructure and development costs.

  Under the terms of the bridge loan, interest was charged on funds drawn, at the Company’s option, at an interest rate based upon either the 90 day LIBOR rate (i.e. interest rate per annum, determined to be the rate calculated on deposits in the London England intermarket, by reference to the British Bankers’ Association Interest Settlement Rates, two days prior to the beginning of such interest period) or the greater of the average of the overnight Federal funds transactions plus 0.5% and WSJ (Wall Street Journal) prime rate, plus a margin ranging from 2.25% to 4.25% per annum. NGP I also paid Glitnir a commitment fee equal to 0.5% per annum on the undrawn funds for each day during the period from and including the date of the loan approval to the last day undrawn funds were available. An upfront fee was paid to Glitnir in the amount of $255,000 (US$250,000). NGP I had no obligation to make any payment of principal, interest or commitment fee prior to the earlier of: the closing of construction financing or November 1, 2008, unless it had not complied with the terms of the loan agreement.

2008 Annual Report	45

  As at June 30, 2008, NGP I had drawn the full $20.4 million (US$20.0 million) facility and incurred approximately $920,000 (US$903,323) in interest charges and commitment fees.

  In connection with the LNTP contracted with ORMAT, in February 2008, the Company and Glitnir amended the loan agreement to grant a $10.2 million (US$10.0 million) letter of credit in favor of ORMAT. The letter of credit expired when the loan agreement matured and required payment of a commitment fee of 0.5% per annum and a letter of credit fee of 4.25% per annum, payable quarterly. On April 1, 2008, Glitnir increased the letter of credit to $15.3 million (US$15.0 million).

  On August 29, 2008, the Company closed a long term debt financing with Trust Company of the West (“TCW”), a large US based investment management company. The Glitnir bridge loan, interest, and commitment fees were repaid in full and the letter of credit was replaced with a similar letter of credit issued by Bank of the West. As a result, at June 30, 2008, the Glitnir bridge loan was reclassified as long term debt.

  8. ASSET RETIREMENT OBLIGATION

  The undiscounted amount of expected cash flows required to settle the asset retirement obligation is estimated at $5,323,678 (2007 - $1,331,950). The liability for the expected cash flows, as reflected in the consolidated financial statements, has been discounted at 8.84% (2007 – 5.21%) and the inflation rate used is 4.00% (2007 – 3.08%) .

	2008	2007
Balance, beginning of year	$424,377	$-
Additions to reclamation and closure costs	628,739	424,377
Accretion expense	21,145	-
Balance, end of year	$1,074,261	$424,377

  The majority of costs attributed to these commitments and contingencies are expected to be incurred by 2030, and are to be funded mainly from the Company’s cash provided by operating activities. The Company’s provision for future site reclamation and closure costs is based on known United States federal and local laws and regulations concerning environmental requirements.

46	Nevada Geothermal Power Inc

  Notes to Consolidated Financial Statements
  June 30, 2008 and 2007 (Expressed in Canadian Dollars)

  9. SHARE CAPITAL

  a) Authorized

  Unlimited voting common shares – no par value
  25,000,000 first preferred shares – no par value (none issued)
  25,000,000 second preferred shares – no par value (none issued)

  b) Common Shares Issued and Outstanding

			CONTRIBUTED
	NUMBER	AMOUNT	SURPLUS

Balance, June 30, 2006	53,202,171	$28,591,656	$2,375,310
Issued for cash:
Stock options exercised	545,000	295,200	-
Private placements, net of financing costs	23,077,000	12,842,679	-
Stock options exercised – stock option valuation	-	133,007	(133,007)
Compensation options granted	-	-	1,279,145
Agents’ units granted	-	-	1,036,530

Balance, June 30, 2007	76,824,171	41,862,542	4,557,978
Issued for cash:
Stock options exercised	587,000	352,900	-
Share purchase warrants exercised	25,000	27,500	-
Private placements, net of financing costs	15,000,000	13,675,004	-
Agents’ units exercised	1,573,333	1,416,000	-
Stock options exercised – stock option valuation	-	1,416,244	(1,416,244)
Issued for recruitment fees (Note 10)	160,000	131,200	-
Compensation options granted	-	-	867,651
Agents’ compensation option	-	-	376,093

Balance, June 30, 2008	94,169,504	$58,881,390	$4,385,478

  During the year ended June 30, 2007, the Company completed a private placement and issued 23,077,000 units at a price of $0.65 per unit for gross proceeds of $15,000,050 before issuance costs of $2,157,371, including non-cash consideration of $1,036,530. Each unit consisted of one common share and one share purchase warrant. One whole warrant entitles the holder to purchase one common share at a price of $1.10 per share for a two-year period.

  As a finance fee, the Company granted the agents up to 1,846,160 units at a price of $0.65 per unit expiring March 1, 2009. Each unit consists of one common share and one share purchase warrant, exercisable for a period of two years. The value of the agent’s units, aggregating $1,036,530 was calculated using the Black-Scholes option pricing model, with an interest rate of 4.13%, a dividend rate of 0%, a volatility of 60% and a two year term for both the common share portion and the warrant portion.

  During the year ended June 30, 2008, the Company completed a private placement and issued 15,000,000 shares at a price of $1.00 per share for gross proceeds of $15,000,000 before issuance costs of $1,324,996 including non-cash consideration of $376,093 which grants the underwriters an option to acquire 1,050,000 shares at $1 per share. These options were valued using the Black-Scholes option pricing model, with an interest rate of 2.78%, a dividend rate of 0%, volatility of 57% and an expected life of 1.5 years.

2008 Annual Report	47

  c) Stock Options

  During the year ended June 30, 2008, the Company received $352,900 (2007 - $295,200) from the exercise of 587,000 (2007 – 545,000) stock options.

  As at June 30, 2008, the following stock options were outstanding:

	NUMBER		WEIGHTED	NUMBER
	OUTSTANDING	REMAINING	AVERAGE	EXERCISABLE
EXERCISE	AT JUNE 30	CONTRACTUAL	EXERCISE	AT JUNE 30
PRICE	2008	LIFE (YRS)	PRICE	2008

$0.28	378,000	0.30	$0.28	378,000
$0.35	180,000	0.66	$0.35	180,000
$0.54	117,000	1.26	$0.54	117,000
$0.65	3,575,000	3.77	$0.65	3,546,250
$0.80	250,000	4.09	$0.80	250,000
$0.81	80,000	4.26	$0.81	80,000
$0.90	1,423,000	2.55	$0.90	1,423,000
$1.03	1,341,000	4.91	$1.03	1,251,000
$1.12	410,000	4.66	$1.12	410,000
$1.15	255,000	4.42	$1.15	197,500

	8,009,000	3.55	$0.78	7,832,750

  A summary of the changes in stock options for the years ended June 30, 2008 and 2007 is presented below:

		WEIGHTED
		AVERAGE
	NUMBER OF	EXERCISE
	SHARES	PRICE

Balance, June 30, 2006	3,483,000	$0.71
Granted	3,927,000	0.65
Exercised	(545,000)	(0.54)
Cancelled/Expired	(325,000)	(0.90)

Balance, June 30, 2007	6,540,000	0.68
Granted	2,286,000	1.02
Exercised	(587,000)	(0.60)
Cancelled	(230,000)	(0.81)

Balance, June 30, 2008	8,009,000	$0.78

  On October 1, 2007, the Company cancelled 230,000 stock options held by a former employee and consultant.

  The Company has a stock option plan that provides for the issuance of options to its directors, officers, employees and consultants. The maximum number of outstanding options must be no more than 10% of the issued and outstanding shares at any point in time. During the year ended June 30, 2008, the Company recorded $867,651 (2007 - $1,279,145) in stock-based compensation for options granted.

  The exercise price of each option equals the market price of the Company’s stock on the date of the grant. The options vest immediately.

48	Nevada Geothermal Power Inc

  Notes to Consolidated Financial Statements
  June 30, 2008 and 2007 (Expressed in Canadian Dollars)

  The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2008	2007

Risk free interest rate	2.88-4.67%	3.98-4.17%
Expected life	1-2 years	1-2 years
Expected volatility	47-63%	54-67%
Expected dividend yield	0%	0%
Weighted average value of options granted	$0.38	$0.32

  d) Agents’ Compensation Units and Options

  During the year ended June 30, 2008, the Company received $1,416,000 from the exercise of 1,573,333 agents’ units.

As at June 30, 2008, the following agents’ compensation units and options were outstanding:
		NUMBER	REMAINING	NUMBER
	EXERCISE	OUTSTANDING	CONTRACTUAL	EXERCISABLE
EXPIRY DATES	PRICE	AT JUNE 30, 2008	LIFE (YRS)	AT JUNE 30, 2008

AGENTS UNITS
March 1, 2009	$0.65	1,846,160	0.67	1,846,160

AGENTS OPTIONS
November 15, 2009	$1.00	1,050,000	1.38	1,050,000

  A summary of the changes in agents’ units and options for the years ended June 30, 2008 and 2007 is presented below:

	AGENTS UNITS		AGENTS OPTIONS
	NUMBER OF	WEIGHTED AVERAGE	NUMBER OF	WEIGHTED AVERAGE
	UNITS	EXERCISE PRICE	OPTIONS	EXERCISE PRICE
Balance, June 30, 2006	1,573,333	$0.90	-	$-
Granted	1,846,160	0.65	-	-
Balance, June 30, 2007	3,419,493	0.77	-	-
Granted	-	-	1,050,000	1.00
Exercised	(1,573,333)	(0.90)	-	-
Balance, June 30, 2008	1,846,160	$0.65	1,050,000	$1.00

2008 Annual Report	49

  e) Share Purchase Warrants

  For the year ended June 30, 2008, the Company received $27,500 from the exercise of 25,000 share purchase warrants.

  As at June 30, 2008, the following share purchase warrants were outstanding:

NUMBER OF WARRANTS	EXERCISE PRICE	EXPIRY
3,850,000	$1.10	February 12,
19,202,000	$1.10	February 28,
23,052,000

  A summary of the changes in share purchase warrants for the years ended June 30, 2008 and 2007 is presented below:

	NUMBER OF WARRANTS	WEIGHTED AVERAGE EXERCISE PRICE
Balance, June 30, 2006	24,465,667	$1.31

Issued	23,357,000	1.10
Expired	(5,079,000)	(0.90)
Balance, June 30, 2007	42,743,667	1.24

Issued	1,573,333	1.40
Expired	(21,240,000)	(1.40)
Exercised	(25,000)	(1.10)

Balance, June 30, 2008	23,052,000	$1.10

  f) Escrow Shares

  As at June 30, 2008 and 2007, there were no shares held in escrow.

  10. RELATED PARTY TRANSACTIONS AND AMOUNTS OWING

  Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related party transactions not disclosed elsewhere in these financial statements are as follows:

  As at June 30, 2008, a total of $81,179 was owing to directors, officers and companies controlled by directors of the Company. This amount is included in accounts payable and accrued liabilities, is interest free, unsecured and is repayable on demand.

  During the years ended June 30, 2008 and 2007, the following were paid or accrued to directors, officers, former officers and to companies controlled by directors of the Company:

	2008	2007
Consulting and wages – administration	$397,326	$283,528
Director fees	$58,136	$54,772
Consulting, including financing success fee – geothermal	$822,227	$693,374
Rent	$11,613	$2,888
Recruitment fee	$131,200	$-
Property and equipment	$102,143	$-

  Consulting and wages are primarily comprised of salary paid to the chief executive officer and chief financial officer, who are also directors and officers of the Company, during the normal course of their employment. Geothermal consulting costs primarily result from success fees paid to a director of the Company in connection with successfully arranging the Company’s bridge loan with Glitnir and two subsequent letters of credit in support of the LNTP contracted with Ormat. Recruitment fees, and property and equipment purchases relate to the purchase of assets from Fairbank Engineering Ltd and hiring the former employees.

50	Nevada Geothermal Power Inc

  Notes to Consolidated Financial Statements
  June 30, 2008 and 2007 (Expressed in Canadian Dollars)

  On October 1, 2007, the Company entered into an employment contract with the President and Chief Executive Officer of the Company. Simultaneously, the Company agreed to hire the former employees and acquire certain property and equipment from Fairbank Engineering Ltd. (“FEL”). FEL was a consulting company owned by the President. As consideration, the Company issued to FEL, 160,000 common shares at a price of $0.82 per share and paid the balance of the purchase price of $102,143 in cash. The agreement was accepted by the TSX venture exchange on January 16, 2008.

  On November 1, 2007, the Company paid the first portion of a financing success fee of $407,000 (US$400,000) contemplated by the January 12, 2007 financial advisory services agreement with a director of the Company, as amended July 2, 2007. In February 2008, the Company paid the second portion of the success fee of $204,000 (US$200,000) in connection with the letter of credit issued to support the LNTP.

  Subsequent to June 30, 2008, a further $560,000 (US$550,000) was paid as a financing success fee in connection with the increase in letter of credit and with the TCW financing. The Company estimates financing success fees could reach, in total, approximately $2.65 million (US$2.6 million).

  11. INCOME TAXES

  The recovery of Canadian income taxes shown in the statements of loss and deficit differs from the amounts obtained by applying statutory rates due to the following:

	2008	2007

Statutory income tax rate	31%	34%

Expected income tax recovery	$(1,079,000)	$(981,000)
Change in future tax rates	(365,000)	-
Net adjustment for amortization,
deductible and non-deductible differences	(54,000)	109,000
Geothermal property costs	(8,342,000)	(4,633,000)
Unrecognized benefit for non-capital losses	9,840,000	5,505,000

Income tax expense	$-	$-

  The significant components of the Company’s Canadian future tax assets (liability) are as follows:

	2008	2007

Operating losses	$18,116,000	$8,948,000
Share issuance costs	897,000	1,159,000

	19,013,000	10,107,000
Valuation allowance for future income tax assets	(2,958,000)	(2,093,000)

Net future income tax assets	16,055,000	8,014,000
Geothermal properties	(16,055,000)	(8,014,000)

Net future income tax liability	$-	$-

  The Company has non-capital losses carried forward of approximately $9,666,000 (2007 –$6,560,000) for Canadian income tax purposes and $43,324,000 (US$42,535,000) (2007 – $19,730,000 (US$18,630,000)) for US income tax purposes, that may be available.

  Losses for Canadian tax purposes expire as follows:

2008	$184,000
2009	293,000
2010	456,000
2014	444,000
2015	1,070,000
2026	1,415,000
2027	2,318,000
2028	3,486,000
$9,666,000

2008 Annual Report	51

  The recovery of U.S. income taxes shown in the statements of loss and deficit differs from the amounts obtained by applying statutory rates due to the following:

  Losses for U.S. tax purposes expire as follows:

2023	$41,000
2024	331,000
2025	1,174,000
2026	4,229,000
2027	13,199,000
2028	24,350,000

	$43,324,000	(US$ 42,535,000)

  During the year ended June 30, 2008, the Company re-filed its tax returns in the United States for the years ended June 30, 2004 to June 30, 2006. These re-filed tax returns and the tax return for the year ended June 30, 2007, have not yet been assessed by the Internal Revenue Service (“IRS”). If the returns are assessed as filed, the Company’s future net income tax assets would increase to $5,309,000 (US$5,212,000) and losses for US tax purposes would decrease to $8,026,000 (US$7,860,000).

  12. COMMITMENTS

  Except as disclosed elsewhere in these consolidated financial statements, the Company had the following commitments at June 30, 2008:

a)	The Company has entered into operating leases for premises, vehicles and geothermal resources. The minimum annual commitments (including work commitments) are as follows:

2009	$636,173
2010	697,981
2011	703,600
2012	670,812
2013	671,295
2014 and thereafter	827,516
$4,207,377

b)	On October 1, 2007, the Tywell Management Agreement was terminated and replaced by an employment agreement whereby the Company retained the services of Mr. Brian Fairbank on a full-time basis for a period of two years in consideration of a payment of $250,000 in salary per year. The agreement provides for severance payments equal to 24 months salary in the event of termination without cause, and up to 48 months salary if termination is a result of a change of control of the Company.

c)	The November 2007 LGIA Agreement commits the Company to provide a letter of credit that can be drawn to reimburse SPPC for network upgrades in the event the Company does not achieve commercial operation within three years of completing construction of its Blue Mountain power plant. The Agreement also commits the Company to reimburse SPPC’s interconnection facilities capital expenditures, estimated to reach approximately $713,000 (US$700,000). In February 2008, an Amendment to the LGIA Agreement resulted in a letter of credit commitment of $1.4 million (US$1.37-million), which was issued August 29, 2008.

d)	In February 2008, the Company issued a $20.4 million (US$20 million) LNTP to Ormat Nevada Inc. for EPC services. The LNTP was supported by a letter of credit issued by Glitnir in the amount of $10.2 million (US$10 million). The LNTP commitment was increased on April 1st, 2008, to $26.8 million (US$26.3 million) and concurrently the supporting letter of credit was increased to $15.3 million (US$15 million).

  13. SEGMENT DISCLOSURE

  The Company operates in a single reportable operating segment, being the exploration and development of geothermal properties. Geographically, substantially all long-term assets of the Company are located in the U.S. Corporate administrative activities are conducted in Canada.

52	Nevada Geothermal Power Inc

  Notes to Consolidated Financial Statements
  June 30, 2008 and 2007 (Expressed in Canadian Dollars)

  14. CONTINGENT LIABILITY

  During 2006, the Company disputed certain charges regarding drilling services rendered. The maximum amount under dispute was $917,000 (US$900,000). As part of a continuing effort to resolve the matter, the Company sued the drilling contractor June 7, 2007. The drilling contractor subsequently filed for protection under Chapter 11 of the United States bankruptcy code. There is no current claim against the Company and, accordingly, no liability regarding the dispute is recorded in the books of the Company as at June 30, 2008.

15. ADDITIONAL CASH FLOW INFORMATION
	2008	2007	2006
Cash and cash equivalents is comprised of:
Cash	$1,015,647	$503,224	$72,764
Short term deposits	10,671,118	13,037,091	16,044,328
	$11,686,765	$13,540,315	$16,117,092

  On January 18, 2008, the Company issued 160,000 shares at a price of $0.82 per share, for a total cost of $131,200, as a recruitment fee to the President and Cheif Executive Officer, relating to the hiring of fomer employees from his consulting company.

  On December 20, 2006, 100,000 shares of common stock of Sierra Geothermal Corp. were received as partial payment under the option agreement for the Pumpernickel Valley Geothermal Project.

  During the year ended June 30, 2008, the Company granted the underwriter, under a private placement, an option to acquire 1,050,000 shares at $1 per share, at a value of $376,093.

  16. SUBSEQUENT EVENTS

  Except as disclosed elsewhere in these consolidated financial statements, the following are significant events subsequent to June 30, 2008:

a)	On July 1, 2008, the Company amended the LNTP with Ormat, increasing the EPC commitment to $29.7 million (US$29.3 million) and extending its term to July 31, 2008.

b)	On July 11, 2008, the Company granted 100,000 incentive stock options exercisable at a price of $1.02 per share, expiring July 11, 2013.

c)	On July 15, 2008, the Company received $7,000 from the exercise of 25,000 stock options.

d)	On July 30, 2008, the Company granted 42,000 incentive exercisable stock options at a price of $1.10 per share. These options vest quarterly over a one year period and expire on July 30, 2013.

e)	On August 1, 2008, the Company amended the LNTP with Ormat, increasing the EPC commitment to $33.1 million (US$32.3 million) and extending its term to August 31, 2008.

f)	On August 7, 2008, Nevada Power Company extended three PPA milestones: the construction financing and the EPC notice to proceed milestones were each extended until August 31, 2008, from August 12, 2008, and the date on which NGP must nominate its supply amount under the PPA, currently 25 MW +/- 25%, was extended until November 12, 2008.

g)	On August 5, 2008, the Company received $28,000 from the exercise of 100,000 stock options.

h)	On August 12, 2008, the Company received $28,000 from the exercise of 100,000 stock options.

2008 Annual Report	53

i)	On August 14, 2008, the Company granted 200,000 incentive stock options exercisable at a price of $1.08 per share, expiring on August 14, 2013.

j)	On August 29, 2008, the Company closed a financing with Trust Company of the West (“TCW”), a New York based investment management firm, for up to $191 million (US$180 million). Concurrently, the Company issued a full notice to proceed (“FNTP”) to Ormat, repaid the Glitnir bridge loan, and provided cash as collateral for both the $15.9 million (US$15.0 million) Ormat letter of credit and the $1.5 million (US$1.37 million) Sierra Pacific letter of credit. The cash collateral is invested in certificates of deposit at Bank of the West, an AA minus Standard & Poors rated western US bank.

The principal terms of the TCW loan are as follows:

14% interest per annum over a 15 year term maturing November 30, 2023;

Interest will be capitalized prior to commercial operation and 6% interest per annum is deferrable to maturity thereafter;

the minimum principal drawdown is $74 million (US$70 million);

the principal will be repaid from available cash flow – the lender has the option to pay principal and interest with up to 60% of available project cash;

the lender retains a residual 7.5% interest in the project at maturity;

the last $10.6 million (US$10 million) of the $191 million (US$180 million) commitment, if drawn, results in an increase of the residual interest by 0.5% for each million drawn;

the loan is subject to a 2% prepayment penalty prior to commercial operation and a make-whole premium equal to the net present value of the remaining payments discounted at the yield of similar maturity United States Treasury securities thereafter;

a closing fee of $3.8 million (US$3.6 million) (2%) of the commitment was paid to TCW at closing.

  The financing provided by TCW is secured by a pledge of all the equity interests of both NGP Blue Mountain Holdco LLC (“Holdco”) and NGP Blue Mountain I LLC (“NGP I”). Holdco’s assets comprise the equity interests of NGP I. Its assets include the Company’s Blue Mountain leases and the electricity generation plant under construction, including project contracts related to the plant, as well as an undivided interest as a co-tenant in the transmission line that will interconnect the plant to Sierra Pacific Power Company’s grid and underlying real estate rights. In addition, TCW has a first priority lien on certain accounts established in connection with the financing to hold the proceeds of advances provided by TCW and revenues generated by operation of the project. TCW also has the right to require that the Company provide TCW with a first priority security interest over substantially all of the assets of NGP I if the Company does not obtain senior construction financing meeting specified requirements to replace a portion of the commitments under the TCW financing within a specified period.

54	Nevada Geothermal Power Inc

  Notes to Consolidated Financial Statements
  June 30, 2008 and 2007 (Expressed in Canadian Dollars)

k)	The FNTP issued to Ormat commits the Company to approximately $74.4 million (US$70 million) fixed price, date certain (substantial completion at December 31, 2009), guaranteed performance EPC contract.

l)	On September 12, 2008, the Company entered into approximately $4.8 million (US$4.5 million) fixed price EPC contract with Wilson Utility Construction Co. to build a 120 MW, 21 mile transmission line from the Blue Mountain power plant to the interconnection with Sierra Pacific Power Company’s switching station.

m)	On November 1, 2007, by way of an amended and restated commitment letter, the Company had engaged a New York based financial institution to structure, arrange and provide construction loan financing of the Blue Mountain project, and to provide a tax equity take-out (collectively “loan finance arrangements”) in accordance with a revised tax commitment letter dated as of July 24, 2007. The construction loan financing was not completed and alternative financing was arranged with Trust Company of the West. On September 24, 2008, the Company agreed to pay to this financial institution alternative transaction fees of $532,100 (US$500,000), as well as $127,700 (US$120,000) to Glitnir as final settlement and conclusion of loan financing arrangements.

  17. MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

  The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The major differences between Canadian and US GAAP, which affect the Company’s financial statements, are described below, and their effect on the financial statements is summarized as follows:

	2008	2007	2006
Net loss in accordance with Canadian GAAP	$(3,460,709)	$(2,874,979)	$(1,605,372)
Deduct: Unproven property interests and deferred expenditures incurred in the year	(26,005,018)	(15,752,938)	(5,103,879)
Net loss in accordance with US GAAP	$(29,465,727)	$(18,627,917)	$(6,709,251)
Basic and diluted loss per common share (US GAAP)	$(0.37)	$(0.30)	$(0.18)
Weighted average shares outstanding (US GAAP)	79,122,910	61,294,757	36,537,557

The Company’s US comprehensive loss is comprised as follows:
	2008	2007	2006
Net loss for the year (US GAAP)	$(29,465,727)	$(18,627,917)	$(6,709,251)
Comprehensive (loss) income
Unrealized holding (loss) gain on marketable securities	(11,000)	50,642	-
Comprehensive loss for the year (US GAAP)	$(29,476,727)	$(18,577,275)	$(6,709,251)

2008 Annual Report	55

Statement of Cash Flows in Accordance with US GAAP
	2008	2007	2006

Cash provided by (used in)
Operating Activities
Net loss in accordance with US GAAP	$(29,476,727)	$(18,627,917)	$(6,709,251)
Adjustments to reconcile net loss to
net cash used by operating activities
Asset retirement obligation	649,884	424,377	-
Securities received for geothermal property option	(69,000)	(47,000)	(20,000)
Foreign exchange loss on marketable securities	-	11,252	-
Gain on sale of securities	-	(103,965)	(62,780)
Amortization	62,508	20,549	10,900
Stock-based compensation	867,651	1,279,145	692,059
Loss on disposal of equipment	3,320	-	-
Recruitment fees	131,200	-	-
Interest allocated to resource property costs	648,886	-	-
Change in amounts receivable	(70,730)	16,632	(16,526)
Change in prepaid expenses	21,956	(134,593)	55,689
Change in accounts payable and accrued liabilities	1,935,881	939,669	1,688,435

	(25,284,171)	(16,221,851)	(4,361,474)

Investing activities
Proceeds from disposal of marketable securities	-	197,660	128,085
Restricted cash	(3,748)	(683,249)	-
Acquisition of capital assets	(12,786,173)	(43,746)	(26,417)
Sale of capital assets	1,045	-	-

	(12,788,876)	(529,335)	101,668

Financing activities
Common stock issued for cash	15,847,497	14,174,409	18,412,851
Bank loan	20,372,000	-	-

	36,219,497	14,174,409	18,412,851

Increase (Decrease) in cash and cash equivalents	$(1,853,550)	$(2,576,777)	$14,153,045

Shareholders’ equity (Canadian GAAP)	$49,830,423	$36,455,784	$23,826,567
Acquisition and deferred exploration expenditures	(51,185,593)	(25,180,575)	(9,427,637)

Shareholders’ (deficit) equity (US GAAP)	$(1,355,170)	$11,275,209	$14,398,930

Acquisition and deferred exploration expenditures (Canadian GAAP)	$51,185,593	$25,180,575	$9,427,637
Acquisition and deferred exploration expenditures expensed (US GAAP)	(51,185,593)	(25,180,575)	(9,427,637)

Acquisition and deferred exploration expenditures (US GAAP)	$-	$-	$-

  Material variations in the accounting measurement principles, practices and methods used in preparing these consolidated financial statements from measurement principles, practices and methods accepted in the United States are described and quantified below.

56	Nevada Geothermal Power Inc

  Notes to Consolidated Financial Statements
  June 30, 2008 and 2007 (Expressed in Canadian Dollars)

i.	Deferred Exploration expenditures

Under Canadian GAAP, companies have the option to defer exploration expenditures on prospective properties until such time as it is determined that further work is not warranted, at which point capitalized costs would be written off. Under US GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of commercial production. At this stage, the Company has not yet identified economically recoverable reserves on any of its interests. Accordingly, under US GAAP, all exploration costs incurred are expensed.

ii.	Marketable Securities

Under Canadian GAAP, for the years ended June 30, 2006, short-term marketable securities are carried at the lower of aggregate cost or current market value, with any unrealized loss included in the consolidated statements of operations. Long-term investments are carried on the cost or equity basis and are only written down when there is evidence of a decline in value that is other than temporary. Under Canadian GAAP, for the year ended June 30, 2008, the Company adopted the provisions of CICA HB 3855 “Financial Instruments – Recognition and Measurement” and CICA HB 1530 “Comprehensive Income”, which are similar to the requirements of US GAAP.

Under US GAAP, Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) requires that certain equity investments must be classified into available-for-sale securities and carried at fair market value. Any unrealized holding gains or losses are reported as a separate component of shareholders’ equity until realized for available-for-sale securities, and included in earnings for trading securities.

As at June 30, 2008 and 2007, there is no difference between the Canadian GAAP and the United States GAAP recorded values. As at June 30, 2006, investments in shares with a trading restriction of one year or less are classified as marketable securities for Canadian GAAP purposes and are recorded at the lower of cost and market value. For United States GAAP purposes, these investments are classified as trading securities and are recorded at market value at the reporting date.

iii.	Asset Retirement Obligations

Under US GAAP, Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) requires companies to record the fair value of the liability for closure and removal costs associated with legal obligations upon the retirement or removal of any tangible long-lived assets effective June 1, 2003. Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and amortized over its estimated useful life. For Canadian GAAP purposes, effective June 1, 2004, the Company adopted the provisions of CICA HB 3110 “Asset Retirement Obligations” which are substantially similar to those of SFAS 143. The Company has determined that there were no material differences in the measurement and presentation of asset retirement obligations between Canadian GAAP and US GAAP as at June 30, 2008, 2007 and 2006.

iv.	Stock-Based Compensation

Under US GAAP, Statement of Financial Accounting Standard 123(R), “Share-Based Payments,” requires the measurement and recognition of compensation expense, based on estimated fair values, for all share- based awards made to employees and directors, including stock options. In March 2005, the Securities and Exchange Commission issued SAB 107 relating to SFAS 123(R). The Company applied the provisions of SAB 107 in its adoption of SFAS 123(R). SFAS 123(R) requires companies to estimate the fair value of share- based awards on the date of grant using an option- pricing model. The Company uses the Black-Scholes option pricing model as its method of determining fair value. The value of the portion of the award that is ultimately expected to vest is recognized as an expense in the consolidated statements of operations over the requisite service period.

The Company has a stock-based compensation plan. The Company accounts for stock-based compensation, including stock options and warrants, using the fair value based method, as prescribed by CICA HB 3870 “Stock-based Compensation and Other Stock-Based Payments”, to account for stock based transactions with officers, directors and consultants. Under this method, the fair value of the stock options and warrants at the date of grant is amortized over the vesting period, with an offsetting credit recorded as an increase in contributed surplus. If the stock options or warrants are exercised, the proceeds are credited to share capital and the fair value at the date of the grant is reclassified from contributed surplus to share capital. Accordingly, there were no material differences between Canadian GAAP and US GAAP for the years ended June 30, 2008, 2007 and 2006.

2008 Annual Report	57

v.	Recent Accounting Pronouncements

In May 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – An interpretation of FASB Statement No. 60”. SFAS No. 163 requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. It also clarifies how Statement No. 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities, and requires expanded disclosures about financial guarantee insurance contracts. It is effective for financial statements issued for fiscal years beginning after December 15, 2008, except for some disclosures about the insurance enterprise’s risk-management activities. SFAS No. 163 requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period beginning after issuance. Except for those disclosures, earlier application is not permitted. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

  In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133”. SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

  In December 2007, the FASB issued SFAS No. 141R, “Business Combinations”. This statement replaces SFAS No. 141 and defines the acquirer in a business combination as the entity that obtains control of one or more businesses in a business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS No. 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. SFAS No. 141R also requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. This statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008 and earlier adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

58	Nevada Geothermal Power Inc

  Notes to Consolidated Financial Statements
  June 30, 2008 and 2007 (Expressed in Canadian Dollars)

  In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements Liabilities –an Amendment of ARB No. 51”. This statement amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008 and earlier adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

  On December 21, 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 110, (“SAB 110”). SAB 110 provides guidance to issuers on the method allowed in developing estimates of expected term of “plain vanilla” share options in accordance with SFAS No. 123R, “Share-Based Payments”. The staff will continue to accept, under certain circumstances, the use of a simplified method beyond December 31, 2007 which amends question 6 of Section D.2 as included in SAB 107, “Valuation of Share- Based Payment Arrangements for Public Companies”, which stated that the simplified method could not be used beyond December 31, 2007. SAB 110 is effective April 1, 2008. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

  In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, “Fair Value Measurements”. The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

  In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 NEVADA defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

  18. COMPARATIVE FIGURES

  Certain of the prior year comparative figures have been reclassified to conform with the current presentation.

Corporate Information

Head Office	Audit Committee	Auditors
Nevada Geothermal Power Inc.	Domenic Falcone, Chair	Morgan & Company
Suite 900 – 409 Granville Street	Richard Campbell	Chartered Accountants
Vancouver, BC V6C 1T2	James E. Yates	Vancouver, BC Canada
Canada	Ross Glanville
Telephone: 604.688.1553		Shareholder Info
Fax: 604.688.5926	Nominating and	For public and media inquiries,
www.nevadageothermal.com	Compensation Committee	or copies of the Company’s annual
	Gordon Bloomquist, Chair	information form, annual reports
Nevada Office	Markus Christen	or quarterly reports please contact
Nevada Geothermal Power Company	James E. Yates	Investor Relations or visit the
US wholly-owned subsidiary	Domenic Falcone	Company’s website at
Suite 220 – 1755 East Plumb Lane		www.nevadageothermal.com
Reno, Nevada 890502	Corporate Governance
United States	Domenic Falcone, Chair	Investor Relations
Telephone: 775.786.3399	James E. Yates	Shelley Kirk
	Richard Campbell	Direct Line: 604.638.8784
Directors	Jack Milligan	Toll Free: 866.688.0808 ext. 118
Brian Fairbank		info@nevadageothermal.com
Domenic Falcone	Technical Committee
Markus Christen	Richard Campbell, Chair	The Company’s filings with the British
Ross Glanville	Brian Fairbank	Columbia Securities Commission can be
Gordon Bloomquist	Gordon Bloomquist	accessed on SEDAR at www.sedar.com
Jack Milligan	Ross Glanville
James E. Yates		2008 Annual Meeting
	Transfer Agent	The Annual General Meeting of Nevada
Executive Officers	Computershare	Geothermal will be held on Thursday,
Brian D. Fairbank	Floor 9 – 100 University Avenue	December 4, 2008 at 10:00 am at the
President & Chief Executive Officer	Toronto, ON M5J 2Y1 Canada	offices of Miller Thomson, 10th Floor,
	Shareholder Enquiries: 1.800.564.6253	840 Howe Street, Vancouver, BC, Canada
Andrew Studley	careregistryinfo@computershare.com
Chief Financial Officer & Secretary		Stock Exchange Listings
	Solicitors	TSX Venture Exchange: NGP
	Miller Thomson	Over the Counter Bulletin Board: NGLPF
Suite 1000 – 840 Howe Street
Vancouver, BC V6Z 2M1 Canada

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  NGP Named to 2008 TSX Venture 50 Clean-tech Sector ranking of Canada’s top emerging public companies listed on the TSX Venture.

  TSX Venture 50 are the top 10 companies in five major industry sectors based on a ranking formula that includes revenue, return on investment, market cap growth and trading volume.

TSX V: NGP OTC BB: NGLPF

www.NevadaGeothermal.com	info@NevadaGeothermal.com	1.866.688.0808	A Natural Source of Clean Power